


02024286

Passion.

Courage.

Tenacity.

PHARMACIA 2001

Corp



Pharmacia Corporation is a top-tier global pharmaceutical company with a leading agricultural subsidiary. Throughout our organization, we share a common purpose: improving health and wellness around the world. We work together across geographic regions and fields of expertise to discover and deliver innovative medicines, products and services that make a real difference in people's lives.

On the cover:

Liza Leal, M.D. (with patient Marcus Foulds)

Liza Leal's last year of medical school brought with it a cruel role reversal: she was diagnosed with rheumatoid arthritis and suddenly became the person on the other side of the examining table. Things got worse when she was forced to finish the year in a wheelchair. But Liza did not give up. She began exploring new treatment regimens, and uncovered one—a combination of exercise and *Celebrex*—which brought a breakthrough. Relieved at last of her debilitating pain, she began walking on her own and soon after opened a family practice in Houston. There, as a specialist in pain management, she has helped patients like Marcus Foulds, who suffers from temporomandibular joint (TMJ) disease, a painful condition that affects the face and jaw. Dr. Leal's personal triumph has ignited a passion in her to reach out to others as a patient advocate. "More than anything, I want to inspire others," she says, "and show them that they too can make dramatic changes in their lives."

Contents

Financial Highlights

Note: Results below reflect pharmaceutical operations only. Refer to page 40 and Note 6 on page 56 for discussion of results of the Monsanto agricultural business and planned spin-off.

Financial Summary *(Dollars in millions, except per-share amounts)*	*Full Year 2001*	*Full Year 2000*	*% Change*
Prescription Pharmaceutical Sales	$ 11,970	$ 10,824	11%
Other Pharmaceutical Sales	$ 1,867	$ 1,827	2%
Total Sales	$ 13,837	$ 12,651	9%
Earnings from Continuing Operations (GAAP—as reported)	$ 1,291	$ 804	61%
Diluted Earnings Per Share from Continuing Operations (GAAP—as reported)	$ .97	$ .61	59%
Earnings from Continuing Operations (as adjusted—see Consolidated Statements of Earnings*)	$ 1,899	$ 1,460	30%
Diluted Earnings Per Share from Continuing Operations (as adjusted—see Consolidated Statements of Earnings*)	$ 1.43	$ 1.11	29%



Sales
$11,177
$12,651
$13,837
1999
2000
2001
Earnings*
$1,201
$1,460
$1,899
1999
2000
2001
Earnings Per Share*
$.93
$1.11
$1.43
1999
2000
2001

Total sales from continuing business rose 9 percent in 2001, driven by 11 percent growth in our prescription pharmaceuticals business.

Earnings from continuing operations grew 30 percent in 2001, ranking Pharmacia among the leaders in our industry comparator group.

Earnings per share (EPS) from continuing operations increased 29 percent in 2001.

* Earnings and earnings per share from continuing operations have been adjusted in this presentation for such items as merger and restructuring costs, research and development (R&D) charges and asset write-downs. On a per-share basis, in 2001 merger and restructuring costs were $.32, R&D charges were $.08 and asset write-downs were $.06. In 2000, merger and restructuring costs were $.50. Refer to the Consolidated Statements of Earnings on page 46 for results of operations presented in conformity with U.S. generally accepted accounting principles (GAAP).

To Our Stakeholders

Since the announcement of our merger in late 1999, Pharmacia Corporation has emerged as a leading global pharmaceutical enterprise with a robust product portfolio, wide geographical reach and balance, and a $2 billion research engine to drive new product flow. Through the products and services we offer, we are adding value for doctors, patients and our other customers around the world. By adding value for them, we are also adding long-term value for our shareholders.

Pharmacia's rank among global pharmaceutical companies based on market share rose from number 11 at the time the merger was announced to number eight by November 2001. Our rank based on United States prescription sales rose to number seven. This increase is especially noteworthy because it occurred as we were integrating two previously separate organizations, a process that typically decreases a company's market share.

EPS Growth Leads Industry Peers

For 2001, we delivered 29 percent growth in earnings per share (EPS) for our core pharmaceutical business. This figure made us the leader among our pharmaceutical peer group, and confirms that we have built an aligned, competent and motivated organization.

The accomplishments we recorded in 2001 were all the more rewarding because they were achieved in the face of strong head winds. The events of September 11, the war on terrorism and the global recession all created a dramatically more challenging environment for Pharmacia and all global companies.

Despite our strong EPS growth in 2001, our share price declined 30 percent following a 72 percent increase in 2000. Our stock price was affected by the overall stock price decline in the pharmaceutical sector as well as some unexpected product disappointments and regulatory delays in the U.S. These included delays in obtaining an upgraded label for *Celebrex*, and in approvals of our injectable COX-2 (coxib) treatment, parecoxib, and our next-generation glaucoma treatment, *Xalcom*.

There was also some concern about the impact of the required transfer in April 2002 of the sleep product *Ambien* to Sanofi~Synthélabo in line with a pre-merger agreement. *Ambien* was our second largest product in 2001 and its growth had accelerated in our merged company.

In our Monsanto business, we were impacted by the continuing very tough agricultural environment and the difficult economy worldwide that has also negatively affected most of Monsanto's peer companies.

A Strong Foundation for Growth

Despite the challenges of the past year, Pharmacia has set a strong foundation for future growth and long-term high performance. At a time when many of our competitors are losing exclusivity for their biggest products and lack new product flow, we have a portfolio of strong young products with years of patent protection ahead of them. These medicines are making Pharmacia a company that physicians and their patients trust to bring them a continuing flow of health innovations.

For example, over the past two years, we have built global leadership in the management of inflammatory-related diseases. Inflammatory processes are now understood as an important component in diseases ranging from arthritis, to cancer, to heart disease, to Alzheimer's disease.

An important part of our world leadership in inflammation is our innovative COX-2 portfolio led by *Celebrex*. During 2001, we received approvals for two new coxib therapies. The U.S. Food and Drug Administration (FDA) approved *Bextra*, a powerful second-generation coxib,



Pharmacia Corporation Chairman and
Chief Executive Officer Fred Hassan

and European regulatory authorities approved *Dynastat*, an injectable coxib that has the potential to transform surgical pain management. These advances were possible because of the combined strength of the R&D and marketing teams in our new company.

We also lead where we compete in other important disease categories. Our world-class products include: *Xalatan*, the leading treatment for glaucoma; *Camptosar*, the standard of care for metastatic colorectal cancer; the *Detrol* family for overactive bladder; and *Zyvox*, our innovative antibiotic for serious hospital infections, including infections from resistant bacteria.

Unlocking the Value of Monsanto

In late 2001, we announced our plan to spin-off our shares in the Monsanto business later this year. The spin-off plan reflects the success of our strategies to unlock the value of this business, which has risen substantially since an initial public offering during 2000.

After the spin-off is complete, Monsanto will be a completely separate public company with the world's leading Ag biotech business. Pharmacia will be a fully focused global pharmaceutical company.

For the longer term, we see solid growth. This outlook is supported by the strength of our portfolio and the other value-adding dimensions of our company outlined above.

Our confidence going forward reflects the success we had during 2001 in developing a high-performance culture in our company. It has two main components: a relentless commitment to being customer-focused and collaborative; and work processes that support exceptional innovation, speed and flexibility.

Passion. Courage. Tenacity.

When I think about our work so far, and what will drive us in the future, three words come to mind: passion, courage, tenacity. As you will read in this report, we aspire to be that special company where people have an extraordinary passion for their work, where people have the courage to make the tough calls—and where people have the tenacity to persist, even when circumstances turn against them.

As we look ahead, I see a time of unprecedented change for our industry. I believe Pharmacia is especially well positioned to adapt to these changes, and to master them. That is how we will achieve high performance over the long term for our shareholders and all our other stakeholders.

In closing, I want to thank the people of Pharmacia and my Board colleagues for their continuing commitment and support.

Sincerely,

Fred Hassan

Fred Hassan
Chairman and Chief Executive Officer
March 1, 2002

An Interview with Fred Hassan



What will be driving Pharmacia's growth as you go forward?

In our very rapidly changing environment, one of our greatest assets will be our organization's ability to adapt to and manage change. We strive to operate as a small company inside a big company. Our other great asset over the next few years will be our strong, balanced portfolio of relatively new products. We expect the COX-2 family, including *Celebrex*, *Bextra* and *Dynastat*, to contribute about half our sales growth for the next five years. Other key growth drivers—*Xalatan*, the *Detrol* family, *Camptosar* and *Zyvox*—will be supplemented by steady growth among our range of specialty products, most of which are also segment leaders. We have unusual strength and balance compared with many of our competitors. We do not expect any major patent expirations over the next five years.

What are your biggest risks?

The biggest near-term risk we face is one that is shared by every company in our industry: the risk that governments that already impose price controls will impose even more rigid controls. This includes the U.S., which is now a relatively open market for pharmaceuticals but which could become subject to price controls. This would be damaging for our industry, but even worse for those patients who are waiting for new medicines.

Why?



Because creating new drugs is enormously risky and expensive. It now costs up to $1 billion to get a new drug to patients, including all the efforts that fail. And it often takes up to 15 years of investment before a viable product surfaces. If new drugs cannot command a price that rewards innovation, shareowners will not invest and companies will not be able to create the breakthroughs that we know are possible. Price controls and excessive government intervention have already caused Europe to fall significantly behind the U.S. in pharmaceutical research.

What should be done to help people who cannot afford expensive new medicines, including the elderly and the uninsured?

In the U.S., we must implement a better drug coverage safety net for seniors and for the uninsured. Such a system must give these groups choice and access to new medicines while preserving the free market system. This is a top priority for me as the Chairman and CEO of Pharmacia and as the chairman-elect of our industry association, PhRMA. In other countries, we must improve access to medicines so that patients can benefit from new innovations as early as patients in the U.S. In the developing world, the challenge is to implement sustainable improvements in health. Definitely, the pharmaceutical industry needs to play an important role. But it must do so as a partner with local governments and international organizations. The commitment and accountability of local governments is critical to sustainable success.

What is Pharmacia doing to be a good corporate citizen?

We are taking action on a number of fronts to help the less fortunate. In 2001, we provided 1.7 million prescriptions to elderly and uninsured patients in the U.S. through our "Patients In Need" program. We also provided prescription medicines at a nominal charge to state-administered programs for the needy in all 50 states. The retail value of these prescriptions was about $125 million. Through our Monsanto subsidiary, we are helping small landholders in developing countries increase food production by sharing our agricultural technology. To date, we have implemented projects in 13 countries including India, Mexico, Indonesia and sub-Saharan Africa.

What are some of the new drugs we will see from Pharmacia?



First of all, many of our existing medicines are still being introduced in important markets around the world—products such as *Detrusitol* SR (*Detrol* LA) and *Zyvox*. We are in the midst of launching *Bextra*, our new COX-2 compound, in the U.S. and hope to soon be launching it in Europe; we currently are launching *Dynastat*, our injectable coxib, in Europe. *Xalcom*, our newest treatment for glaucoma, is also being launched in Europe. We feel good about eplerenone, our important new investigational treatment for hypertension and heart failure, which is under review by the FDA for hypertension. We are also optimistic about CDP-870, a "disease-modifying" agent that may offer hope in the treatment of the root causes of arthritis. We are also working on treatments for Alzheimer's disease, cancer, depression and other unmet needs. Ahead, I see potential for a golden age in health improvements.

What protections do you have in place to avoid Enron-type problems at Pharmacia?

Above all, we set the right tone at the top of our company with a senior management team that is aligned around the values of our new company: transparency, accountability and building trust. We also have a Board of Directors that remains active and informed in exercising its oversight role. In addition, early in the life of our company, we implemented a rigorous compliance program establishing global standards of business conduct which are actively monitored. These standards apply to all employees of Pharmacia and its subsidiaries, and provide a direct feedback loop to the Audit Committee of our Board. In the area of employee benefits and savings, Pharmacia shares make up a relatively low portion (approximately one-third) of the investment in our employee 401(k) savings plan.

What is your vision for Pharmacia going forward?



We do not aspire to become one of the biggest companies in our industry. Instead, we aspire to become the best managed. Quality precedes quantity—although we are pleased to note that we do now have R&D power and global reach. What excites me is that our people have a real passion for their work and that we are developing a way of working that is customer-centric, and based on trust-building behaviors. This is creating a great environment. We have become an attractive place for top talent, even from our bigger competitors. Our people can have fun at their jobs while making a real difference to doctors, patients and our other customers. This is what makes me excited about my job!



Lisa Opperman (with daughters Michelle and Meagan)

The nightmare began for Lisa Opperman one morning when, through the haze of sleep, she felt a lump on her right breast. Convinced it was a cyst, she saw little cause for concern — until the results of her biopsy came back. That is when Lisa learned that she had breast cancer. She decided on mastectomy, followed by chemotherapy. But instead of the standard drug regimen, Lisa and her physician chose a new treatment for early-stage breast cancer: *Ellence* from Pharmacia. That experience and her recovery ignited a passion in Lisa to speak out on behalf of breast cancer survivors. Appearing on the Rosie O'Donnell TV show, her message was both clear and poignant: "A positive attitude can truly make the difference for anyone who's determined to overcome this disease."

Passion. Courage. Tenacity.

These three words capture the way in which we strive to work at Pharmacia, and the qualities that we recognize each day in the patients and physicians whom we serve.

Passion is the commitment that comes from the heart, as well as the mind. It unleashes the power of the human spirit and imagination.

Courage harnesses the inner strength to face our fears and to overcome them. It enables us to recognize a problem, and then to solve it.

Tenacity is what allows us to persist and win, even in the face of overwhelming odds. It can transform disappointment into new and exciting challenges.

Passion. Courage. Tenacity. In this section, we introduce to you people who bring these three words alive through the ways they work, and live.



Amy Thompson (with Frances Oechsli)

Amy Thompson is a passionate advocate for colorectal cancer awareness and early detection. She is an energetic fundraiser for cancer research and treatment. That helps explain Amy's deep commitment to her job as an oncology medical representative for Pharmacia. Amy calls on doctors and nurses who treat cancer in Kentucky and Ohio, informing them about Pharmacia's special array of cancer treatments. Amy also forges deep bonds with patients. Some of her most prized moments are the ones she spends with people like Frances Oechsli (right), a cancer survivor from Louisville, Kentucky. "For myself and for the rest of our field force, it's all about helping patients and their families in their courageous struggles," Amy asserts. "We bring people more than treatments. We bring people hope."

(left to right) Fumio Yotsuzuka, Bruce Robinson and Miyako Kosugi

Japan has one of the highest rates of smoking in the developed world—yet until recently there were no over-the-counter (OTC) products available to help smokers quit. The OTC launch of *Nicorette* in Japan last year changed that. Bruce Robinson and his team were determined to build awareness on a large scale among consumers about this important new weapon in the war on smoking. Robinson, brand manager Miyako Kosugi and Fumio Yotsuzuka of Takeda Chemical Industries (Pharmacia's strategic partner for *Nicorette* in Japan) directed an aggressive publicity program and a training program that reached 40,000 pharmacists. Within weeks of its launch, *Nicorette* became the most successful "switch" of a former prescription medication to an OTC product in Japan's history.

Jay Pershing

Monsanto's *YieldGard* corn rootworm project involved some of the most aggressive timelines that the company's scientists had ever seen. "The stakes are high. It's our goal to be first to market, and that means a critical commitment from everyone who's worked on this project," says project manager Jay Pershing. The focus of this high-powered team is the corn rootworm, an insect that wreaks $1 billion in damage annually to the U.S. corn crop. The vast amount of insecticide applied to combat this insect has significant environmental impacts. Finding an effective biotechnology solution has long been the goal of Monsanto scientists. By discovering and transferring a gene to a new variety of *YieldGard* corn that makes the crop resistant to the rootworm, Monsanto has built a two-year lead on its closest competitor. With 28 million acres of farmland at risk, that achievement promises to bring enormous benefits to farmers—and to the environment.



Vince Groppi, Ph.D.

Schizophrenia has long been a daunting challenge for medical researchers. Part of the problem is that no one is even certain of the origins of this complex disease: biochemical, psychological, genetic, social or environmental. When Vince Groppi started out four years ago with a drug discovery approach that looked to genetics as the trigger, he was aware of the hurdles he faced. The fact that that effort has since produced a promising clinical candidate—the Alpha 7 nicotinic acid inhibitor—is a testimonial to the tenacity of Vince and the tightly knit team of Pharmacia scientists working on the project. "This is essentially all we've done for the past three years—15 hours a day, six or even seven days a week," says Vince. "What keeps us going is the potential of our work to transform patients' lives."



Maureen Molin (with daughter Lindsay)

For years, Maureen Molin was afflicted with a condition that interfered with her ability to live her life fully. Every activity in her day had to be planned meticulously around numerous bathroom breaks. With three children, a job and college classes on her busy agenda, Maureen was frustrated by what she saw as an uncontrollable bladder problem. Then, in a consultation with her doctor, she found out that her frequent bathroom breaks were the result of a problem that could be treated effectively—overactive bladder. Maureen began taking *Detrol*. It has since made a world of difference. "The overactive bladder is something I don't even think about any more," she says. "I can even sleep right through the night." Now, when Maureen meets other people with the same problem, she gives straightforward advice. "I tell them not to be embarrassed by it," she says. "Overactive bladder is a totally treatable condition if they'll only take the time to get professional help."



(left to right) Peter Isakson, Ph.D., Karen Seibert, Ph.D., Jaime Masferrer, Ph.D.

"The ultimate award for any scientist is to see the impact of his or her work outside the lab—on people's lives," says Karen Seibert, head of the COX-2 Research Platform, who speaks from experience. Dr. Seibert, along with colleagues Peter Isakson and Jaime Masferrer, were instrumental in the research effort that identified the critical role played by the COX-2 enzyme in arthritis and inflammation. Their work led to the successful development of *Celebrex*, which has helped millions of arthritis sufferers around the world find relief from oppressive pain and inflammation. For their efforts, the trio recently received the 2002 Discoverers Award, the highest honor the pharmaceutical industry bestows on its scientists. The award recognizes individuals whose dedication and passion for improving the quality of life exemplify the best qualities in today's research-driven pharmaceutical industry.

Henry Black, M.D.

Dr. Henry Black knows better than many the promise—and the challenges—of medical science. A respected voice in the field of cardiovascular medicine, Dr. Black is concerned that high rates of coronary disease continue despite advances in medical care. "We have by no means solved the hypertension problem," he says. "There remains a huge need for new treatment options to prevent cardiac events." As associate vice president for research at Chicago's Rush-Presbyterian-St. Luke's Medical Center, Dr. Black has worked tenaciously over the years to break new ground for coronary patients. His efforts include serving as a clinical investigator for studies of Pharmacia's eplerenone—the first of a novel new class of anti-hypertensive agents known as selective aldosterone blockers. "The focus is no longer on single therapies in treating hypertension, but on intelligent combinations of drugs," observes Dr. Black. "Eplerenone shows promise of being an important part of this approach."



Jenny Mao, M.D.

A new understanding of cancer biology is opening up an exciting research frontier: chemoprevention. This approach involves using medicines not only to treat the disease, but to prevent it from ever developing. Dr. Jenny Mao, director of lung cancer chemoprevention at UCLA's Jonsson Cancer Center, is driven by the desire to open up this frontier to people at high risk of lung cancer. *Celebrex* is among the tools that could enable Dr. Mao to achieve her goal. "I began characterizing the involvement of COX-2 in lung cancer in 1994," notes Dr. Mao. "What makes this project so meaningful is seeing it progress from lab bench to clinical trials to see if *Celebrex* can really make a difference in lung cancer prevention." Positive results of preclinical studies involving *Celebrex* have recharged Dr. Mao and her team with a sense of excitement, purpose, and hope.

Juan Ramón Alaix

Pharmacia knew the launch of *Celebrex* in Spain in late 2000 presented a challenge. A competing coxib product had already taken Europe by storm, capturing nearly a quarter of the non-steroidal anti-inflammatory market in Spain alone. For Juan Ramón Alaix, Pharmacia's market company president for Spain, that challenge became an obsession. With meticulous attention to detail, he and his staff assembled a sales force and fired it up with intensive training, attractive incentives and a single-minded focus on establishing *Celebrex* as the best-in-class treatment option. That zeal translated into results. In the four months following the launch of *Celebrex*, the new Pharmacia sales force made more than 420,000 calls reaching nearly 40 percent of Spain's primary care physicians and more than 20 percent of its orthopedic surgeons. *Celebrex* quickly surpassed its competition to become Spain's coxib leader, a position it continues to hold.

Langdon Miller, M.D.

Dr. Langdon Miller assesses Pharmacia's cancer research work in simple terms: "In small ways that people may not think about, we make history every day because we're developing a base of knowledge that just didn't exist before," says Dr. Miller, vice president of U.S. oncology medical development. Nowhere is this growing knowledge base more powerful than in the treatment of colorectal cancer. Since its U.S. introduction in 1996, *Camptosar* has emerged as a first-line therapy in the treatment of metastatic colorectal cancer. Based on its strong profile, Pharmacia has an ambitious clinical program to evaluate *Camptosar* in other solid tumors including pancreatic, small cell lung and gastric cancers. Dr. Miller, previously a leading oncology specialist at the National Cancer Institute, is a key team member of that clinical research initiative.



Janet Rodriquez

Aside from her dedication to her three young children, Janet Rodriquez's proudest accomplishment is her daily job. And for good reason. As a production advisor at Pharmacia's Caguas, Puerto Rico, manufacturing site, she is a member of the team that has ensured 100 percent availability of *Celebrex* since its launch in 1999. "We've fulfilled the global supply chain demands for *Celebrex* and met the needs of customers without ever having a back order or shortage," says Janet. "We're very proud of what we've accomplished for the company." For the passion, commitment and exemplary behavior she has brought to her job, Janet—who holds a degree in industrial engineering—was recognized last year with the W.E. Upjohn Award. The award is made annually to a select group of Pharmacia employees for distinguished contributions to the company.

Bob Keith

Bob Keith remembers well the groundbreaking discovery research program that led to the development of *Celebrex* in the early 1990s. He was only marginally involved with that effort, but the experience strengthened his resolve to make his own contribution by moving a project forward from laboratory to clinical studies. That opportunity came in 1996 when Bob was recruited to work on a discovery project known as p38 kinase inhibitor. This compound, p38, is a small molecule inhibitor that shows promise of not only treating but actually blocking the progress of rheumatoid arthritis. For the past five years, Bob has been a key member of the p38 project team, a highly energized group with a mission. "It was fascinating to see how everyone performed their jobs and interacted with a single purpose in mind—to move the project forward," he says.



Bobby Johnston (with Aimee Aquino-White)

Bobby Johnston's misshapen hands and surgical scars testify to the fierce battle he's waged for the past 34 years against rheumatoid arthritis. As an instructor with Pharmacia's Patient Partners Program, he's using the knowledge and can-do spirit that have served him so valiantly over his often painful journey to inspire and educate other patients and physicians across the country. "I tell people with arthritis to be proactive and not fall prey to the disease," Bobby says, shown here with Aimee Aquino-White, a fourth-year med student at the University of North Texas Health Science Center. "Because of the progress that's been made in the research and medical fields, there's never been greater cause for optimism." In addition to his patient advocacy work, this one-time maintenance man stays active by providing free services like plumbing and electrical work to low-income and elderly people through a non-profit agency in his hometown of Dallas, Texas.

The core aspiration of our new company is to lead in those areas where we compete, with innovative new treatments that are the best in meeting the needs of our customers and our patients. As our recent product performance demonstrates, we are well on our way to achieving that goal: seven of our key prescription products are now the global leaders in their areas (arthritis, metastatic colorectal cancer, glaucoma, overactive bladder, growth hormone deficiency, Parkinson's disease and inflammation).

These products contributed significantly to Pharmacia's strong financial results for 2001. Total company sales grew by 9 percent for the year (12 percent on a local currency basis), and prescription sales grew by 11 percent (13 percent in local currency). Earnings per share (EPS), on an adjusted basis, advanced by 29 percent—the highest in our pharmaceutical peer group.

This sales and profit performance was driven by a combined 25 percent increase in sales of our key growth drivers: *Celebrex*, *Camptosar*, *Xalatan*, *Detrol LA/Detrol* and *Zyvox*. We expect these growth drivers to constitute an increasing percentage of our 2002 prescription sales.

Celebrex is the top-selling branded prescription arthritis therapy in the world. *Camptosar* is a gold standard in the treatment of metastatic colorectal cancer. Pharmacia's other market-leading treatments include *Xalatan* for open-angle glaucoma, the *Detrol* family of therapies for overactive bladder and *Zyvox* for severe Gram-positive hospital infections. Supplementing these five growth drivers are many other market leaders including *Genotropin* for growth hormone disorders, *Mirapex* and *Cabaser* for treatment of the symptoms of Parkinson's disease, and the *Medrol* family for inflammation.

With the planned spin-off of our Monsanto business later this year, Pharmacia will become one of the world's top 10 focused pharmaceutical companies. The spin-off will allow Monsanto to become an independent biotech-driven leader in the agricultural sector.

Post spin-off, our core prescription business will generate more than 85 percent of total revenues, and our other pharmaceutical operations will generate the remainder. At a time when the products of many of our peer companies are losing exclusivity, our growth drivers are relatively young and fresh. All of them have been launched within the past six years. Older brands constitute only about 40 percent of our portfolio.

Key Growth Driver Products–Global Sales


39%
44%
Celebrex
Xalatan
Detrol LA/Detrol
Camptosar
Zyvox
2000
2001

In 2001, Pharmacia's five key growth drivers accounted for 44 percent of total prescription sales, a five percentage point increase over 2000.

We are building a portfolio that is unusually well balanced between large-volume primary care products, such as *Celebrex*, and important specialty products that are profitable and showing strong growth. This product diversity allows us to grow on a broad front.

Continuing product flow is the foundation of long-term growth in our industry. Pharmacia

Annual R & D Investment


16% of Sales
14% of Sales
Pharmacia
U.S. Industry Peers

Pharmacia invests $2 billion annually in pharmaceutical R&D. As a percentage of sales, this investment is well in-line with companies in our industry peer group.

invests some $2 billion annually in pharmaceutical R&D, well in-line with the investment made by our U.S. industry peer group. This commitment is allowing us to make high-quality bets on big projects. Most importantly, it is enabling us to build a special process for product flow that puts the customer at the center of all the work we do, and that fosters collaborative ownership of results across the company.

Our customer-focused approach to product flow is bearing fruit. One example is eplerenone, an exciting new treatment for hypertension and heart failure that we have developed with a focus on the unmet needs of physicians and their patients. A New Drug Application (NDA) for eplerenone for the treatment of hypertension is now under review by the U.S. Food and Drug Administration (FDA).

We have also established ourselves, in the face of tough peer competition, as a very attractive licensing partner. For example, last year we were selected as the partner of choice to develop CDP-870, a promising new treatment for rheumatoid arthritis. Our expertise and global leadership in inflammation treatment played an important role in our selection.

We also entered into an agreement for the development of deramciclane, an innovation in the treatment of generalized anxiety disorder. This agreement builds on our heritage in central nervous system research. Both deramciclane and CDP-870 are now in Phase III development. Additionally, last year we launched an in-licensed drug, *Axert*, in the U.S. for people who suffer from debilitating migraine headaches.

Following is a closer look at how our products performed in 2001 within our key customer channels.

Primary Care

In 2001, we proved that Pharmacia is the leader in our industry when it comes to capitalizing on the enormous promise of COX-2 inhibitor technology. *Celebrex*—our first-generation COX-2 product—maintained its lead as the number one medicine for treatment of the pain and inflammation of osteoarthritis and rheumatoid arthritis. With global sales of $3.1 billion (up 19 percent from 2000), *Celebrex* surpassed its coxib competition in markets around the world. In October, we won FDA approval for expanded use of *Celebrex* in the management of acute pain and primary dysmenorrhea (menstrual pain) in adults. The approval gives *Celebrex* the broadest range of

Global Sales: Celebrex


$ in billions
$1.5
$2.6
$3.1
1999
2000
2001

With global sales of $3.1 billion in 2001, Celebrex *maintained its lead as the number one COX-2 specific inhibitor on the market.*

indications of any coxib on the market today. We are now launching this new indication with Pfizer, our co-promotion partner.

During 2001, we obtained regulatory approval in the U.S. for *Bextra*. The approval of *Bextra* deepens our COX-2 portfolio and positions Pharmacia as the first company to market with a second-generation coxib. *Bextra* is a powerful new therapy for the treatment of pain associated with osteoarthritis, adult rheumatoid arthritis and menstrual cramping. Thanks to its outstanding profile, *Bextra* is well positioned to become a strong competitor in these indications. It is being launched this year as a complementary product to *Celebrex*.

Global Sales: Detrol Family


$ in millions
$125
$329
$432
$617
1998
1999
2000
2001

Sales of the Detrol *family of products have grown steadily since launch. In 2001, the introduction of once-daily* Detrol LA *drove a 43 percent increase in sales.*

Pharmacia made significant progress last year with its *Detrol* family of products for the treatment of overactive bladder (OAB), a condition that affects 20 percent of people in the U.S. over age 45. Global sales of the *Detrol* family reached $617 million in 2001, an increase of 43 percent. Through its global reach and customer focus, Pharmacia has transformed *Detrol* from a small niche product into a major growth-driving treatment. Pharmacia has effectively pioneered the development of the OAB market through physician and patient education programs.

We further advanced the leadership position of *Detrol* in 2001 with the launch of a sustained-release formulation of *Detrol*. *Detrol LA* (*Detrusitol SR* outside the U.S.) allows once-a-day dosing compared to the twice-a-day regimen of *Detrol*. Patients and physicians swiftly accepted this new treatment, resulting in a 50 percent increase in U.S. sales of the *Detrol* family in 2001.

This year, we are continuing the launch of the once-daily product in selected European markets, and we plan to submit a market application in the important Japanese market. We expect the release of new studies demonstrating the efficacy of *Detrol LA* in OAB and other potential indications to fuel further growth of *Detrol* in the coming years.

With *Cabaser* and *Mirapex/Mirapexin*, Pharmacia has become the number one company in treatments for Parkinson's disease, moving up from number nine in 1997. We have achieved this exceptional growth by building recognition among clinicians that our treatments offer an effective alternative to older levodopa drugs without causing motor complications.

With last May's FDA approval of *Axert* for the treatment of migraine, Pharmacia broadened its array of pain products. Migraines afflict approx-

Global Leadership in Parkinson's Disease


#1 in U.S.
#1 in Germany
#2 in Japan

In just five years, Pharmacia has become the industry leader in the Parkinson's disease arena. In the world's three largest markets, we are now the number one company in the U.S. and Germany and number two in Japan.

imately 10 percent of the U.S. population, and cost employers some $13 billion annually due to missed work and diminished on-the-job performance. *Axert* is well tolerated and represents an important new treatment option for physicians and their patients.

Hospital Care

Zyvox, our novel antibiotic to treat serious Gram-positive infections, won critical approvals from regulatory bodies in the U.S., Europe and Japan during 2000 and 2001—all within a 12-month period. We cleared the latest hurdle last April when Japan approved the drug for patients with infections caused by vancomycin-resistant enterococcus faecium. *Zyvox* has experienced steady growth since its initial roll-out in 2000 and has become the most successful hospital antibiotic launched in the past decade. Global sales of *Zyvox* in 2001 were $108 million.

Discovered and developed by Pharmacia scientists, *Zyvox* is a member of the first completely new class of antibiotics to reach hospitals in more than 30 years. Physicians are recognizing the unique importance of this new treatment, prescribing *Zyvox* as first-line therapy for serious infections in the hospital about 16 percent of the time, up from 10 percent in 2000. We have systematically expanded the base of prescribing physicians to include not only infectious disease specialists but also critical care physicians, surgeons and other doctors.

The growing importance of *Zyvox* in treating serious hospital infections also stems from its availability in both oral and intravenous formulations. The oral form of *Zyvox* allows some patients to be discharged earlier from the hospital to continue treatment at home.

Global Sales: Zyvox



$ in millions
$48
$108
2000
2001

Sales of Zyvox have grown steadily since its initial launch in 2000. During 2001, Japan joined the U.S. and Europe in launching this novel antibiotic.

Through its *Medrol* family of products, Pharmacia provides its hospital customers with a range of treatments for chronic inflammation disorders including arthritis and asthma. Global sales of the *Medrol* family increased 14 percent to $323 million in 2001 led by a strong performance in the U.S.

Fragmin, our low molecular weight heparin treatment to prevent blood clots associated with surgery, recorded global sales of $226 million in 2001. We continued to gain momentum in the U.S. where sales increased 60 percent. This growth reflects our continuing work to develop new uses for *Fragmin* as well as our strong presence in the hospital market.

During 2001, we strengthened our hospital care portfolio with the first regulatory approval of *Dynastat*. A non-narcotic agent, *Dynastat* is the first injectable COX-2 specific inhibitor for the treatment of post-operative pain. It provides pain relief with a low incidence of side effects such as respiratory depression, sedation, constipation and nausea.

We are launching *Dynastat* across Europe this year. In the U.S., we are conducting additional clinical studies to supplement our original NDA. We are also evaluating the potential of *Dynastat* as a morphine-sparing agent following surgery.

Cancer Care

We have set for ourselves the ambitious challenge of becoming one of the top three global companies in cancer care. We saw proof of our progress last year as sales of our portfolio of anti-cancer drugs increased 26 percent to more than $1 billion. We now rank among the top four oncology companies in global sales. And while *Camptosar* continues as the cornerstone of Pharmacia's oncology franchise, it is complemented by other innovative treatments that are helping physicians to more effectively treat cancer patients around the world.



Camptosar: Sales Performance


$ in millions
$59
$154
$194
$293
$441
$613
1996
1997
1998
1999
2000
2001

Camptosar is the cornerstone of our oncology franchise that generated more than $1 billion in sales in 2001, ranking Pharmacia among the top four companies in oncology.

Like *Detrol*, *Camptosar* demonstrates Pharmacia's ability to transform small niche products into major therapies. *Camptosar*'s annual sales are now triple the level originally projected when the product was launched in 1996. By contrast, sales of the same therapy in Europe and Japan by other companies have been significantly lower. The success of our strategies for *Camptosar* is illustrated by the fact that only 18 months after its approval in the U.S. as a first-line therapy for metastatic colorectal cancer, *Camptosar* is being used to treat more than 50 percent of patients with this condition. Sales of *Camptosar* continued their strong growth last year, reaching $613 million, a 39 percent increase over the prior year.

New studies are under way to determine whether *Camptosar* is also an effective anti-cancer agent in other solid tumors. A Phase III study is now testing expanded use of *Camptosar* as an adjuvant therapy for early colorectal cancer. In other Phase III trials, we are investigating *Camptosar* for the treatment of pancreatic cancer and small cell lung cancer; the findings to date have been promising.

Ellence, a chemotherapeutic agent for early-stage breast cancer, is another success story for Pharmacia, physicians and patients. In 1999, we successfully launched *Ellence* in the U.S., our largest market. Last year, global sales of *Ellence* increased 31 percent to $261 million, with the U.S. contributing $61 million. *Ellence* is well on its way to becoming the number one anthracycline in the U.S., a position it already holds around the rest of the world.

A second product we offer for the treatment of breast cancer is *Aromasin*, an innovative hormonal treatment that, like *Ellence*, was developed in our research labs. Introduced in the U.S. in 2000, *Aromasin* generated global sales of $47 million last year, more than double the sales we achieved in our launch year. *Aromasin* is indicated for the treatment of advanced breast cancer in women whose disease has progressed following the administration of tamoxifen. We are seeing promising initial data on the use of *Aromasin* in earlier breast cancer stages.

Ophthalmology

Xalatan, like *Detrol* and *Camptosar*, was initially seen as a niche product when launched in 1996. Since that time, we have transformed *Xalatan* into the leading glaucoma medication in every major worldwide market where it competes. Sales in 2001 were $818 million, an increase of 18 percent over the prior year. *Xalatan* is on course to surpass $1 billion in annual sales.



Global Sales: Xalatan
$ in millions
$507
$693
$818
1999
2000
2001

Xalatan, *for the treatment of glaucoma, leads in every major market where it competes.* Xalatan *is on course to exceed $1 billion in annual sales.*

After proving *Xalatan*'s unsurpassed efficacy versus the beta blocker timolol, traditionally used to treat glaucoma, we are showing its superiority over other classes of glaucoma agents as well. The outlook for *Xalatan* continues to be favorable—especially as we look at opportunities for approval of this product as a first-line therapy and also as a combination therapy with beta blockers.

Xalcom (a combination of *Xalatan* and timolol, the leading beta blocker for glaucoma) offers further benefits for patients whose glaucoma is not adequately controlled with single-agent beta blocker therapy. And because *Xalcom* requires only one drop a day in each eye, it represents an advance in dosing convenience over other combination regimens requiring multiple daily dosing. We are currently launching this novel medicine in Europe under the trade name *Xalacom*. In the U.S. we continue to pursue regulatory approval of this product.

Endocrine Care

As a global leader in endocrine care, we continue to build on the success of *Genotropin*. In 2001, we further expanded the availability of *Genotropin*, winning FDA approval for its use in treating growth failure in children who are born small for gestational age (SGA) and do not achieve catch-up growth by age two. Approximately 12,000 children born each year in the U.S. fall into this category and now can be helped with *Genotropin*.

We have expanded *Genotropin*'s potential by continuously conducting research, improving delivery systems and developing an innovative database support system for physicians. In 2001, *Genotropin* recorded global sales of $511 million, up 9 percent over 2000. Through further investments in targeted clinical trials, we have won registrations in several countries for *Genotropin* as a treatment for two other serious endocrine disorders—Prader-Willi syndrome and Turner's syndrome. These new applications of *Genotropin*, combined with the approval for SGA indication, will support continued future growth.



Genotropin–Growing U.S. Sales
$ in millions
$54
$69
$115
1999
2000
2001

Genotropin, *our treatment for growth disorders, continues to make inroads in the important U.S. market. Sales in 2001 increased to $115 million fueled by the approval of new indications.*

We also are expanding our leadership position in endocrine care with the development of *Somavert*. *Somavert* is an innovative investigational therapy for the treatment of acromegaly, a life-threatening disorder caused by the body's overproduction of growth hormone. Last year, the *New England Journal of Medicine* published a pivotal Phase III study assessing the effectiveness of *Somavert*, a growth hormone analog which binds to the growth hormone receptor to block signaling. We are working with the regulatory authorities to satisfy registration requirements.

Consumer Healthcare

Over the past few years, Pharmacia has transformed what had been a stagnating consumer healthcare business into a growth leader in its peer group. Sales grew by 14 percent last year to $732 million. By moving select brands from prescription to over-the-counter (OTC) status, we have made Consumer Healthcare a solid fit with the company's prescription drug business.

Driving the growth of Consumer Healthcare is one of the world's top 10 OTC brands: the *Nicorette* family of smoking cessation products. *Nicorette* showed renewed vitality last year with sales of $299 million, up 37 percent over the prior year. Among the highlights of 2001 were the highly successful September OTC launch of *Nicorette* in Japan (the first OTC smoking cessation product to be approved in that country); the reacquisition of sales and marketing rights to *Nicorette* gum in Canada; and the launch of a new global marketing campaign. *Nicorette* currently controls about half of the worldwide smoking cessation market.

Nicorette


nicorette
gum
ニコレット
nicorette
ニコレット
48

During 2001, Nicorette *became the most successful Rx-to-OTC switch in Japan's history.*

Our *Rogaine* hair regrowth product is the other global brand in our Consumer Healthcare business. In 2001, global sales of *Rogaine* were $117 million.

Luden's


LUDEN'S
ORIGINAL
LUDEN'S
GREAT TASTING
WILD CHERRY
THROAT DROPS
HONEY
LEMON

The addition of Luden's *throat drops to the Pharmacia portfolio will help us extend our presence in the cough and cold arena, where we already have a strong presence.*

We bolstered our Consumer Healthcare franchise in 2001 with the acquisition of *Luden's* throat drops from Hershey Foods Corporation. The addition of this well-known brand positions Pharmacia to extend its presence in the huge cough and cold arena, where we already market the *PediaCare* brand of products.

Animal Health

Pharmacia has engineered a turnaround in its Animal Health business thanks to a strengthened management team and a strong product portfolio led by the antibiotic *Naxcel/Excenel*. In 2001, Animal Health sales increased 6 percent to $469 million propelled by an 18 percent increase in sales of *Naxcel/Excenel*. *Naxcel/Excenel* holds a unique position in the market: It is the only antibiotic that can be given to cows without forcing dairy producers to discard days' worth of milk production.

Global Sales: Naxcel/Excenel


$ in millions
$106
10%
1999
$123
16%
2000
$145
18%
2001

The turnaround of Pharmacia's Animal Health business has been anchored by the success of the antibiotic Naxcel/Excenel.

Specialty Businesses

Sales in our specialty businesses, including Diagnostics and Pharmacia CentreSource (PCS), declined 10 percent to $666 million in 2001 in part due to a change in strategy in PCS where we are reducing contract manufacturing to focus on the higher-margin fine chemical component of our business. We expect this strategy to bear fruit in the years to come. In our Diagnostics business, Pharmacia is the world's leader in in vitro allergy testing, an advance over the traditional skin prick method of determining which allergens a person reacts to. On a global basis, Diagnostics sales were $205 million in 2001.

Monsanto

Our Monsanto agricultural subsidiary is the world leader in agricultural biotechnology and the agricultural productivity market. *Roundup* herbicide, which combines exceptional effectiveness with favorable environmental characteristics, is the world's leading crop-protection brand. In addition to *Roundup*, Monsanto sells leading seed brands, including DEKALB and *Asgrow*.

Since the merger between the former Monsanto and Pharmacia & Upjohn, we have succeeded in unlocking Monsanto's value. In October 2000, Pharmacia sold a 15 percent interest in Monsanto in an initial public offering. Since that time, the value of Monsanto has increased more than 50 percent to approximately $8 billion.

In last year's difficult global agriculture environment, which was exacerbated by a severe economic downturn in Latin America and delays in biotechnology approvals, Monsanto outperformed its peers. While a price decline for the *Roundup* family of products impacted performance, Monsanto is meeting the challenge from generic competitors of *Roundup* with new proprietary formulations and continued cost management.

While 2001 sales of $5.5 billion were essentially unchanged from the previous year, the global number of acres planted with biotechnology traits developed by Monsanto increased to 118 million, up 14 percent.

As the world leader in plant biotechnology, Monsanto is exceptionally well positioned for future growth as a stand-alone company following its planned spin-off during 2002. It will be at the forefront of a new "green" revolution with products that reduce the need for chemicals to control weeds and insects, and with higher-yielding crops that increase food production and nutritional quality while helping preserve the environment.

Growing The Value of Monsanto


$ in billions
$7
$5
$8
2000 Merger
2000 IPO
Year-End 2001

We are unlocking the value of our Monsanto subsidiary. Since an initial public offering in 2000 of 15% of the business, the value of shares in the new Monsanto has increased more than 50 percent.

Customer-Focused Product Flow

		Key Products	Market Facts / 2001 Milestones
Prescription Pharmaceuticals	Primary Care	**Celebrex** *(celecoxib capsules)*	• 2001 Sales: $3.1 billion (+19%) • Number one selling prescription arthritis brand worldwide • Approved for new indications in pain and dysmenorrhea by U.S. FDA • Clinical studies in lung cancer prevention initiated by National Cancer Institute and UCLA
		Bextra *(valdecoxib tablets)*	• First second-generation oral COX-2 specific inhibitor approved by U.S. FDA
		Detrol/Detrol LA *(tolterodine tartrate tablets)*	• 2001 Sales: $617 million (+43%) • Leading global overactive bladder therapy • Once-daily sustained release formulation launched in U.S. and Europe
		Mirapex *(pramipexole tablets)* **Cabaser** *(cabergoline tablets)*	• 2001 Sales: Mirapex, $148 million (+30%); Cabaser, $165 million (+33%) • Leading dopamine agonist therapies for Parkinson's disease symptoms
	Ophthalmology	**Xalatan** *(latanoprost ophthalmologic solution)*	• 2001 Sales: $818 million (+18%) • World's top-selling glaucoma medication • Becomes number one selling glaucoma treatment in Japan • Combination therapy Xalacom (Xalatan + timolol) launched in Europe
	Hospital Care	**Zyvox** *(linezolid injection, tablets, and for oral suspension)*	• 2001 Sales: $108 million (+125%) • First new class of antibiotics launched in more than 30 years • Approved in U.S., Europe and Japan within 12 months
		Medrol *(methylprednisolone tablets, IV and injection)*	• 2001 Sales: $323 million (+14%) • Global leader in injectable corticosteroid market
		Dynastat *(parecoxib solution for injection)*	• First second-generation injectable COX-2 specific inhibitor approved in Europe
		Fragmin *(dalteparin sodium injection)*	• 2001 Sales: $226 million (+7%) • U.S. sales increased 60 percent to $59 million
	Cancer Care	**Camptosar** *(irinotecan hydrochloride injection)*	• 2001 Sales: $613 million (+39%) • New standard in the treatment of metastatic colorectal cancer • Survival benefit of first-line regimen confirmed by FDA Oncologic Drugs Advisory Committee • Phase III studies initiated in pancreatic, small cell lung and early-stage colorectal cancers
		Ellence/Pharmorubicin *(epirubicin hydrochloride injection)*	• 2001 Sales: $261 million (+31%) • Market-leading anthracycline therapy
		Aromasin *(exemestane tablets)*	• 2001 Sales: $47 million (+102%) • New studies show potential benefit in early-stage breast cancer
	Endocrine Care	**Genotropin** *(somatropin [rDNA origin] for injection)*	• 2001 Sales: $511 million (+9%) • World's leading recombinant growth hormone • Approved in U.S. for use in children born small for gestational age (SGA)
		Somavert *(pegvisomant)*	• Granted approvable letter in U.S. for acromegaly (gigantism) • Pivotal efficacy study published in New England Journal of Medicine
Consumer Healthcare		**Nicorette/Nicotrol**	• 2001 Sales: $299 million (+37%) • Launched first OTC smoking cessation product in Japan • Reacquired sales and marketing rights to Nicorette gum in Canada

Pharmacia is strengthening its pipeline with discovery and development programs that have the potential to yield significant returns over the short, medium and long terms. In fact, we are on the cutting edge of our industry when it comes to getting the most out of technology platforms. These platforms cut across a wide range of therapeutic areas and customer channels.

Our technology platform strategy is a major departure from the traditional industry approach of focusing R&D resources only on specific diseases. Instead, we gain a competitive edge by more fully exploiting molecular targets in which we've already made considerable investments.

COX-2 Research Highlights Platform Strategy

There is no better example of this platform strategy than our COX-2 work. Our scientists were the first to identify the critical role played by the COX-2 enzyme in arthritis and inflammation. That breakthrough research led to the development of *Celebrex* (the world's first COX-2-specific inhibitor), followed by *Bextra* (our second-generation oral COX-2-specific inhibitor) and *Dynastat* (an injectable treatment for post-operative pain). Our R&D sights are now trained on other major disease states where the COX-2 platform could make a difference for patients including cancer, Alzheimer's disease, glaucoma and stroke.

COX-2 Platform Applications


Inflammation, Pain
Parenteral Pain
Retinopathy
COX-2
Colon Cancer
FAP
SAP
Other Cancers
Lung, bladder, breast, prostate, etc.
Cardiovascular
Atherosclerosis, Aneurysm
Animal Health
CNS
CNS Injury

The COX-2 enzyme appears to have many practical applications in a number of other disease states such as oncology, central nervous system, cardiovascular, ophthalmology and even animal health.

Pharmacia's R&D pipeline includes several other high-potential compounds for treating arthritis. These so-called disease-modifying anti-rheumatic drugs (DMARD) have the potential to not just treat the symptoms, but may actually stop or slow the progression of the disease—and may offer benefits for millions of arthritis sufferers.

One of those disease-modifying agents in early-stage clinical development is an inhibitor of the enzyme iNOS. A Pharmacia research team is working to develop highly selective inhibitors of iNOS that have the potential to treat osteoarthritis by blocking the body's synthesis of nitric oxide. Because iNOS is active in numerous other diseases—like cancers, glaucoma, asthma and psoriasis—it represents a highly promising platform opportunity for Pharmacia.

A second disease-modifying program is in novel p38 kinase inhibitors for the treatment of rheumatoid arthritis. These small-molecule agents have the potential to alter the course of the disease by blocking the loss of cartilage and the erosion of bone associated with rheumatoid arthritis. We are also evaluating these agents for use in the treatment of psoriasis and inflammatory bowel disease.

New Approaches to Cancer Research

The p38 kinase inhibitor represents but a portion of Pharmacia's work in the exciting and rapidly unfolding field of kinase research. A major part of that effort is also directed at finding effective anti-cancer therapies.

Pharmacia's Technology Platforms

	Arthritis/Inflammation	Oncology	Ophthalmology	Other
COX-2	Osteoarthritis, Rheumatoid arthritis	FAP, SAP, epithelial cancers	Retinopathy	Pain
MMPs	Disease-modifying osteoarthritis drug (DMOAD)	Multiple cancers	Macular degeneration	Post-myocardial infarction remodeling
αvβ3	Osteoarthritis, Rheumatoid arthritis	Multiple cancers	Retinopathy	Osteoporosis
iNOS	Osteoarthritis, Disease-modifying osteoarthritis drug, Irritable bowel drug	Multiple cancers	Glaucoma	Asthma, Pain
Kinases	Disease-modifying osteoarthritis/rheumatoid arthritis drug (DMOARD)	Multiple cancers	Retinopathy	Autoimmune disease

One of the key foundations of our R&D investments is our technology platform strategy. These platforms have potential applications across therapeutic areas and customer groups. We are exploiting these technology platforms to optimize our R&D investment.

To be sure, many of the cancer-related genes identified by scientists to date appear to be abnormal versions of signaling-pathway components within the body's cells. Our researchers are developing drugs that target the regulation of signal transduction pathways. These pathways play a key role in the normal functioning of virtually every human cell by carrying messages from one cell to another. Our work in this area involves studying several novel kinase inhibitors that intercept these intercellular signals.

What are Protein Kinases?

Protein Kinase
Phosphates
Tyrosine
Serine
Threonine
Tyrosine
Serine
Threonine

Protein kinases are enzymes that regulate how cells interact with tissues. Different protein kinases are found to be unregulated in human cancers (solid tumors and leukemias), metabolism (diabetes and osteoporosis), tissue injury (cardiovascular and pulmonary diseases) and inflammatory processes (rheumatoid arthritis and asthma).
There are about 500 protein kinases in the human genome and they come in two types—tyrosine kinases and serine-threonine kinases. Phosphate groups, added to other proteins by protein kinases, act as a switch to regulate cell function and interaction.

In the field of oncology, we are investigating our COX-2 platform across the cancer spectrum. We have already received U.S. approval for *Celebrex* as an adjunctive therapy for familial adenomatous polyposis (FAP), a hereditary disease linked to colon cancer. We are conducting clinical trials to evaluate a combination of *Celebrex* with *Camptosar* in the treatment of metastatic colorectal cancer. We're also studying the use of *Celebrex* in treating breast cancer (which also involves the over-expression of COX-2); in treating non-small cell lung cancer and in ameliorating the side effects of cytotoxic cancer therapies. Early results from the lung cancer studies have been encouraging.

Another promising opportunity in the oncology field—and others as well—is Pharmacia's AlphaV Beta3 ($\alpha v\beta 3$) antagonist program. $\alpha v\beta 3$ is an integrin, or cell receptor protein. Early work so far on the $\alpha v\beta 3$ antagonist suggests that it has the potential to block angiogenesis, the process that feeds the growth of cancer tumors. It is believed that most tumors are present for months or even years in humans before the angiogenesis "switch" turns on. Blocking this tumor development is the initial goal of our $\alpha v\beta 3$ program.

The same mechanism seems to be integral to other diseases as well. With that in mind, Pharmacia researchers are investigating $\alpha v\beta 3$ as a platform opportunity in areas as diverse as rheumatoid arthritis, osteoporosis, ocular diseases and acute renal failure.

Innovations in Cardiovascular Therapy

Building on our growing genomics experience, we are also making progress in the cardiovascular field with matrix metalloproteinase (MMP) inhibitors. By targeting the myocardium (the middle muscular layer of the heart wall), MMP inhibitors have the potential to minimize the process of "remodeling," whereby the thickness and elasticity of the heart wall are weakened after a myocardial infarction (MI). MMP inhibitors—whose successful development has stubbornly eluded scientists in the past—hold the potential to advance post-MI treatment. Our researchers are also exploring this platform technology for the possible treatment of cancer, an ocular condition known as macular degeneration and osteoarthritis.

The trend toward an earlier and more aggressive treatment of cardiovascular disease has

The Damaging Effects of Aldosterone


Progressive Renal Disease
Vascular Injury & Fibrosis
Edema
LV Hypertrophy
Aldosterone
Heart Failure
Cardiac Excitability
Cardiac Fibrosis & Remodeling
Thrombogenesis

The hormone aldosterone appears to promote inflammatory processes that can contribute to the development and progression of diseases such as hypertension and heart failure. Our new compound, eplerenone, is a highly selective aldosterone blocker (SAB).

thrown the spotlight on an important new class of agents known as selective aldosterone blockers (SABs). Eplerenone, a new, highly selective SAB, has the potential to become a large product for Pharmacia.

In late-stage clinical studies, eplerenone has shown encouraging efficacy, safety and tolerability in the treatment of hypertension. Studies have also shown that eplerenone, developed by Pharmacia, can be used either alone or in combination with most other anti-hypertensive medicines. We have submitted an NDA to the FDA for eplerenone for the treatment of hypertension and are completing Phase III studies in heart failure this year. For the latter indication, we expect to submit an NDA in the first half of 2003.

Building on Our Heritage Strengths

Pharmacia also has active research programs in the areas of central nervous system (CNS), infectious diseases and ophthalmologic diseases. In the CNS area, over the past 20 years we have introduced such breakthrough products as *Xanax* for anxiety and panic disorder and *Mirapex* for Parkinson's disease. Our current focus is on building on that experience by aggressively pursuing drug candidates for major neurological disorders such as Alzheimer's disease, anxiety disorders and schizophrenia.

Our track record makes us a desirable research partner, as we demonstrated last year by in-licensing deramciclane for generalized anxiety disorder, a vastly underserved $4 billion global market. We are pursuing joint development of deramciclane, a 5HT2a antagonist, with Orion Pharma. In clinical trials in Europe, preliminary information suggests that this unique compound has anti-anxiety efficacy with a good safety profile that includes minimum potential for abuse. Pharmacia is initiating Phase III trials for deramciclane in the U.S. this year.

Pharmacia also has a major presence in infectious diseases research where the company's groundbreaking work in the area of antibiotic resistance led to the successful development and launch of *Zyvox*. *Zyvox* is a member of the first new class of antibiotics introduced in more than 30 years. Our researchers are now evaluating a number of follow-up compounds in this class of medicines known as oxazolidinones. Another area of focus is the search for treatments for chronic viral conditions such as herpes and hepatitis C infections.

We are also building on our heritage in ophthalmology research. Here, we have a critical mass of intellectual property and scientific understanding in prostaglandins and other fields related to eye disease. Besides investigating our current portfolio to establish where existing medicines might have ocular indications, we have established partnerships and collaborations outside the company.

Financial Section Contents

The term "the company" is used to refer to Pharmacia Corporation or to Pharmacia Corporation and its subsidiaries, as appropriate to the context. The term "former Monsanto" is used to refer to pre-merger operations of the former Monsanto Company and "Monsanto" refers to the agricultural subsidiary.

Trademarks of Pharmacia Corporation and its subsidiaries are indicated with italics. In the following discussion of consolidated results, per-share amounts are presented on a diluted, after-tax basis.

Overview

Continued robust sales growth in key products including *Celebrex*, *Detrol LA/Detrol*, *Xalatan*, *Camptosar*, *Genotropin* and *Zyvox*, coupled with reduced merger and restructuring costs were the main drivers of the 107 percent net earnings per share (EPS) increase over 2000. Net EPS in 2001 was $1.12 compared with $.54 in 2000 and $1.07 in 1999.

Sales of *Ambien* also contributed to the positive trend with 2001 sales of $902 million. In accordance with an earlier agreement, the company is obligated to transfer the rights to *Ambien* to Sanofi~Synthélabo, Inc. in April 2002. Beginning January 1, 2002, the company no longer recorded sales or expenses related to *Ambien*. On the transfer date, the company will receive a final payment of approximately $670 million.

Pharmacia announced in late November 2001 its formal plan to spin off Monsanto Company, the company's agricultural subsidiary, in a tax-free distribution to Pharmacia shareholders. In conjunction with the announcement, Monsanto is now considered a discontinued operation and will be accounted for as such under Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In keeping with those principles, assets, liabilities and the results of operations of Monsanto have been segregated on the company's consolidated balance sheets, statements of earnings and cash flows. Unless otherwise indicated, the following discussion and analysis relate to the continuing results of operations and financial condition of the company, a pharmaceutical business.

Pharmacia recorded sales for 2001 that showed continued significant growth over the prior years. Sales of $13.8 billion in 2001 resulted in a 9 percent increase over 2000 sales of $12.7 billion, which reflected a 13 percent increase over 1999 sales of $11.2 billion. Net earnings for 2001 were $1.5 billion, compared with $717 million in 2000 and $1.4 billion in 1999. For 2001, 2000 and 1999, EPS from continuing operations were $0.97, $0.61 and $0.90, respectively.

Consolidated Results	*2001*	*% Change*	*2000*	*% Change*	*1999*
Dollars in millions, except per-share data					
Sales	$ 13,837	9%	$ 12,651	13%	$ 11,177
Earnings before income taxes	1,587	53	1,040	(36)	1,635
Earnings from continuing operations	1,291	61	804	(30)	1,156
Net earnings	1,501	109	717	(48)	1,378
Net earnings per common share (EPS):					
— Basic	$ 1.14	107	$ .55	(50)	$ 1.10
— Diluted	$ 1.12	107	$ .54	(50)	$ 1.07

Net Sales

Sales by Segment	*2001*	*% Change*	*2000*	*% Change*	*1999*
Dollars in millions					
Prescription pharmaceuticals	$ 11,970	11%	$ 10,824	17%	$ 9,255
Other pharmaceuticals	1,867	2	1,827	(5)	1,922
Total consolidated sales	$ 13,837	9%	$ 12,651	13%	$ 11,177

The company continued to record strong sales results in 2001 with an overall increase of 9 percent versus 2000. Within these results, prescription pharmaceuticals grew by 11 percent and other pharmaceuticals by 2 percent, both versus the prior year. Unfavorable movements in foreign exchange impacted the results in 2001 by 3 percentage points primarily due to the Japanese yen. In 2000, sales growth was 13 percent over 1999 and unfavorably impacted by foreign exchange by 4 percent.

The positive growth trend continues to be driven by the company's key prescription pharmaceutical products: *Celebrex*, *Detrol LA/Detrol*, *Xalatan*, *Camptosar* and *Genotropin*. Each of the aforementioned products had 2001 sales in excess of $500 million led by *Celebrex* with sales of $3.1 billion. These products had combined sales representing 41 percent of total company sales. Sales of *Ambien* also contributed to the positive trend with 2001 sales of $902 million. Total prescription pharmaceutical sales constituted 87 percent of the $13.8 billion recorded for 2001.

The company's patent position for key prescription pharmaceutical products is very strong compared to the overall pharmaceutical industry. *Zyvox*, *Celebrex*, *Detrol LA/Detrol*, *Xalatan* and *Camptosar* have patent or marketing exclusivity to 2014, 2013, 2012, 2011 and 2007, respectively.

Sales in the company's consumer health care business increased by 14 percent in 2001 versus 2000 aided by product launches and acquisitions. Similarly, sales in the animal health business increased by 6 percent versus the prior year led by growth in *Naxcel/Excenel*. These favorable increases were partially offset by the partial sale of the plasma business in 2001 and sale of the nutrition businesses in 2000 and 1999.

Sales in the U.S. continue to represent an increasingly significant percentage of worldwide sales, increasing to 56 percent in 2001 from 55 percent in 2000 and 51 percent in 1999. Sales in Japan, the company's second largest market, were $893 million representing 6 percent of total company sales. Sales in Japan in 2000 and 1999 were $942 million and $835 million or 7 percent of total sales for both years. Despite increasing growth in the U.S. relative to non-U.S. markets, the company's geographic composition of sales will continue to result in significant exposure to the fluctuations of exchange rates in both the translation of financial results and the underlying transactions that comprise the results.

The sales growth of $1.2 billion in 2001 was primarily due to increases in volume. Volume increases represented 10 percent of the change in sales over 2000 whereas foreign currency and price accounted for (3) percent and 2 percent of the change, respectively. This trend is similar to those realized in the prior years presented.

A comparison of the period-to-period consolidated net sales by country is provided in the table below.

	2001	% Change	% Change Excluding Exchange*	2000	% Change	% Change Excluding Exchange*	1999
Dollars in millions							
United States	$ 7,815	13%	13%	$ 6,939	23%	23%	$ 5,663
Japan	893	(5)	7	942	13	7	835
Italy	562	7	10	527	(2)	13	538
France	502	40	45	359	(9)	5	394
Germany	481	9	13	440	(12)	1	500
United Kingdom	450	1	6	445	(2)	4	455
Rest of world	3,134	5	10	2,999	7	15	2,792
Pharmaceutical net sales	$ 13,837	9%	12%	$ 12,651	13%	17%	$ 11,177

Underlying growth reflects the percentage change excluding currency exchange effects.

A comparison of the period-to-period consolidated net sales of the company's major products (including generic equivalents where applicable) is provided in the table below.

Sales of Top Products	2001	% Change	2000	% Change	1999
Dollars in millions					
Celebrex	$ 3,114	19%	$ 2,614	78%	$ 1,471
Ambien	902	28	705	35	523
Xalatan	818	18	693	37	507
Detrol LA/Detrol	617	43	432	31	329
Camptosar	613	39	441	50	293
Genotropin	511	9	467	1	461
Xanax	323	(1)	327	2	320
Medrol	323	14	284	(5)	297
Cleocin/Dalacin	316	(7)	340	(1)	343
Nicorette Line	299	37	218	(7)	234
Depo-Provera	283	4	272	8	252
Pharmorubicin/Ellence	261	31	199	(3)	206
Arthrotec	235	(6)	251	(26)	340
Fragmin	226	7	211	(1)	213
Aldactone/spiro line	183	(2)	187	(17)	224
Cabaser/Dostinex	165	33	124	49	83
Mirapex	148	30	113	39	81
Rogaine/Regaine	117	(13)	134	(4)	139
Zyvox	108	125	48	N/A	—
Pletal	106	99	53	197	18
Total	$ 9,668	19%	$ 8,113	28%	$ 6,334

Costs and Expenses

Consolidated	*2001*	*% of Sales*	*2000*	*% of Sales*	*1999*	*% of Sales*
Cost of products sold	$ 2,949	21.3%	$ 2,886	22.8%	$ 2,763	24.7%
Research and development	2,263	16.4	2,165	17.1	2,120	19.0
Selling, general and administrative	6,034	43.6	5,486	43.4	4,637	41.5
Merger and restructuring	673	4.9	975	7.7	33	0.3

Consolidated cost of products sold increased by 2 percent in 2001 and 4 percent in 2000. These growth rates were less than the corresponding growth in sales of 9 percent in 2001 and 13 percent in 2000, reflecting a more favorable product mix and larger portion of higher margin prescription pharmaceutical sales to total sales.

Research and development (R&D) spending was $2.3 billion in 2001, including Sensus Drug Development Corp. (Sensus) acquisition costs and up-front payments for product development and new compound agreements.

Selling, general and administrative spending in 2001 includes increased prescription pharmaceutical promotion payments related to *Celebrex* and consumer health care tobacco dependence launch costs. Spending in 2000 reflects higher sales costs related to *Celebrex* and higher premarketing spending activities for new product launches versus 1999.

A more detailed discussion of the above comments is available in the prescription pharmaceuticals and other pharmaceuticals segments section.

Prescription Pharmaceuticals Segment

	2001	*2000*	*1999*
Sales	$ 11,970	$ 10,824	$ 9,255
Cost of products sold	2,226	2,113	1,906
Research and development	2,085	2,001	1,975
Selling, general and administrative	4,855	4,524	3,691
EBIT, before merger and restructuring*	2,617	2,087	1,771

**Earnings before interest and taxes (EBIT) and before merger and restructuring is presented to provide additional information about the company's operations and is in keeping with the manner in which the company manages its segments. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flows or other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. Determination of EBIT may vary from company to company.*

Prescription pharmaceutical sales, which constitute 87 percent of overall sales, increased 16 percent in the U.S. and 11 percent on a global basis. The growth driver products, *Celebrex*, *Xalatan*, *Camptosar*, *Detrol LA/Detrol* and *Zyvox* now account for nearly 44 percent of total prescription pharmaceutical sales, increasing 25 percent to $5.3 billion in 2001. *Celebrex* accounted for nearly half of the increase in growth driver product sales.

Celebrex, the company's leading product and the number-one selling prescription arthritis medication worldwide, recorded sales of $3.1 billion in 2001. Global sales increased 19 percent driven by successful launches in Europe. Sales in the U.S. increased to $2.4 billion, or 11 percent.

Sales of *Ambien*, the market leading treatment for short-term insomnia in the U.S., increased 28 percent to $902 million. In accordance with an earlier agreement, Sanofi~Synthélabo, Inc. assumed sales and marketing responsibility for *Ambien* beginning January 1, 2002, and the company is obligated to transfer the rights to *Ambien* to Sanofi~Synthélabo, Inc. in April 2002.

Xalatan, the number-one prescribed agent in the U.S. for lowering intraocular pressure in the treatment of open-angle glaucoma, increased 18 percent to $818 million in 2001. In the U.S., sales increased 14 percent to $391 million despite the introduction of two new competitors earlier in the year. *Xalacom*, a fixed combination of *Xalatan* and timolol, was launched in six European countries during the latter part of the year, and seven additional countries are expected to launch in the beginning of 2002. The company has received approvable letters from the U.S. Food and Drug Administration (FDA) and continues to work with the agency to obtain approval in the U.S.

Sales of *Detrol LA/Detrol*, the world's leading treatment for overactive bladder, increased 43 percent to $617 million in 2001. Sales in the U.S. increased 50 percent to $488 million for the year. The growth in the U.S. reflects strong demand for the new, once-daily *Detrol LA*, which Pharmacia introduced in January 2001. The once-daily formulation has also been launched in several European countries, including the United Kingdom, Germany and Sweden under various brand names including *Detrusitol SR*.

Camptosar, the leading treatment for colorectal cancer in the U.S., recorded sales of $613 million, a 39 percent increase over 2000 when the company received FDA approval for an expanded indication for *Camptosar* as a component of first-line treatment of metastatic colorectal cancer.

Genotropin, a growth hormone, recorded sales of $511 million, an increase of 9 percent. The growth of *Genotropin* continues to be driven by increasing market penetration in the U.S. where sales totaled $115 million, an increase of 67 percent.

Zyvox, the company's antibiotic for Gram-positive infections, recorded sales of $108 million in 2001. *Zyvox* is the first antibiotic from a completely new class of antibiotics in over 30 years. Following its successful U.S. launch in 2000, *Zyvox* launches are currently underway in Europe and Japan.

Sales of *Cleocin*, the company's older antibiotic for a variety of bacterial infections, decreased 7 percent for the year due to generic competition.

Pharmorubicin, a widely used chemotherapeutic agent for breast cancer, increased 31 percent to $261 million for the year. Sales of *Ellence*, the trade name for *Pharmorubicin* in the U.S., are driving the overall increase in sales of the *Pharmorubicin* brand. A regimen containing *Ellence* improves survival in the treatment of early breast cancer following surgery or radiation therapy.

The company's Parkinson's disease drugs, *Mirapex* and *Cabaser*, continued to grow at a rapid pace. *Mirapex* increased 30 percent to $148 million in 2001, while sales of *Cabaser/Dostinex* for Parkinson's disease and hyperprolactinemia grew 33 percent to $165 million.

Sales of *Arthrotec*, one of the company's older arthritis medications, and *Xanax*, for anxiety, decreased 6 percent and 1 percent, respectively.

Sales of *Fragmin*, for the prevention of blood clots after surgery, increased 7 percent for the year. The sales growth was driven by strong performance in the U.S., which increased 60 percent in 2001.

Key prescription pharmaceutical segment operating expenses, stated as a percentage of net prescription pharmaceutical sales, are provided in the table below.

	2001	*2000*	*1999*
Cost of products sold	18.6%	19.5%	20.6%
Research and development	17.4	18.5	21.3
Selling, general and administrative	40.6	41.8	39.9
EBIT, before merger and restructuring*	21.9	19.3	19.1

**Earnings before interest and taxes (EBIT) and before merger and restructuring is presented to provide additional information about the company's operations and is in keeping with the manner in which the company manages its segments. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flows or other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. Determination of EBIT may vary from company to company.*

COST OF PRODUCTS SOLD for the prescription pharmaceuticals segment was $2.2 billion in 2001, or 19 percent of sales compared to $2.1 billion in 2000, or 20 percent of sales. The nearly one percentage point improvement in cost of products sold as a percent of sales was primarily due to increased sales of higher margin products such as *Celebrex*, *Ambien*, *Camptosar* and *Xalatan*. Improvements in product mix more than offset increases in unabsorbed production expenses, compliance initiatives, support functions and royalty payments. Cost of products sold as a percent of sales was 21 percent in 1999. The ratio improvement in 2000 versus 1999 was due to increased sales of higher margin products as noted above.

RESEARCH AND DEVELOPMENT EXPENSE increased 4 percent in 2001 versus 2000 to $2.1 billion. As a percent of sales, R&D expenses were 17 percent in 2001 whereas in the prior fiscal year these expenses were 19 percent of sales. The main contributors to the decrease are the recent supplemental New Drug Application (NDA) and NDA filings for the COX-2 projects, especially *Bextra* and parecoxib (*Dynastat* in Europe). Other projects with less spending versus the prior year included studies for eplerenone (hypertension), *Zyvox* (Gram-positive infections), *Somavert* (acromegaly) and reboxetine (depression). This was due to the completion of related studies during 2001. Partially offsetting the aforementioned were increases in other project spending, especially related to *Depo-Provera* and SU5416. Increases in R&D administration-related costs also served to partially offset overall R&D spending decreases. Also during 2001, the company entered into several R&D collaborations with other companies and incurred upfront costs of approximately $80 million relating to the initiation of these agreements. These collaborations focus on compounds in the areas of anxiety disorders, inflammatory and autoimmune diseases. In March 2001, the company completed the acquisition of Sensus and incurred a charge for in-process research and development (IPR&D) of $67 million. In February 2002, clinical trials related to SU5416 were discontinued for further review of the compound's effectiveness.

R&D declined as a percent of sales to 19 percent in 2000 from 21 percent in 1999 although total dollars expended on these activities increased by $26 million. Spending reductions in certain development projects that were near completion offset technology acquisitions and increased headcount spending related to the SUGEN, Inc. (Sugen) unit, as well as other specific areas. *Celebrex* and *Zyvox* were two of these projects that required less spending during the year. Also during 2000, the company filed an NDA for parecoxib sodium, an injectable COX-2 specific inhibitor. Similarly, an NDA was also filed with the FDA for *Detrol LA*, the company's once-a-day formulation of *Detrol*, which treats incontinence. In addition to strong commitments to the development of new products such as *Zyvox* and a combination dosage form of *Xalatan*, significant investments were made in technology acquisitions and research alliances in 1999. Also, Sugen spending in 1999, combined with costs related to Sensus and termination of certain other projects resulted in charges of $104 million.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) expenses related to the prescription pharmaceuticals segment decreased as a percent of sales by 1 percentage point in 2001 to 41 percent. This compares to an increase in 2000 of 2 percentage points over 1999 to 42 percent. Although decreasing as a percent to sales, SG&A dollar growth increased over fiscal 2000. The dollar growth in 2001 is largely attributable to increased promotion payments to Pfizer, Inc. (Pfizer) related to *Celebrex*. Increased *Celebrex* volume and the timing of European launches in the prior year account for the larger payments. Sales force expansions and marketing support for key products also contributed to the current year increase in spending. The sales force expansion is intended to increase market penetration. In both 2000 and 1999, the increase was largely attributable to higher sales costs associated with the increase in *Celebrex* sales volume. Additionally, headcount increases to support key products including *Celebrex, Xalatan, Camptosar* and *Zyvox* contributed to the increased spending. In 2000, there were also more premarketing spending activities for new launches than in 1999.

Other Pharmaceuticals

Sales in the company's other pharmaceuticals segment are comprised of consumer health care (OTC products), animal health, contract manufacturing, bulk pharmaceutical chemicals, plasma and diagnostics. Sales over the period 1999 to 2001 experienced a net decrease of $55 million, or 3 percent, to $1.9 billion. Sales increases in consumer health care and animal health were more than offset by other decreases including the planned contraction of the contract manufacturing, bulk pharmaceutical chemicals business and the partial divestiture of the plasma and nutrition businesses. The introduction of generic competition in certain consumer health care products also slowed overall growth.

Sales for the consumer health care business were $732 million in 2001, representing a 14 percent increase over 2000 sales of $644 million. The business' leading products are for the treatment of tobacco dependency and hereditary hair loss. Sales of the tobacco dependency products increased significantly during 2001 mainly due to the acquisition of the Canadian rights to *Nicorette* and *Nicoderm* and the OTC launch of *Nicorette* in Japan. Sales of *Rogaine* products declined due to continuing generic competition. Combined sales of these products for 2001 were $416 million representing an 18 percent increase versus the prior year. In 2000, sales of both brands declined versus 1999 due to the introduction of generic competition. A competing generic version of *Nicorette* gum was introduced in the U.S. in the first half of 2000, and a generic version of *Rogaine* 5% solution entered the market in the second half of the year. Sales of *Nicorette* and *Rogaine* in 2000 were $352 million, down from $373 million in 1999. In September 2001, the company announced the acquisition of the *Luden's* throat drop product. Due to the acquisition occurring in the latter part of the year, sales contributed for 2001 were not significant.

Sales in the animal health business increased 6 percent during the current year to $469 million. This compares to a 5 percent increase in 2000 versus 1999. Sales in 2000 and 1999 were $442 million and $421 million, respectively. Animal health sales in 2001 and 2000 were driven by *Naxcel/Excenel*, an antibiotic used to treat a variety of infections in animals. *Excenel*, won European approval in August 2000. Also in 2000, pre-market authorization was received for *Enviracor*, the first vaccine against E.coli mastitis. In addition, the company introduced *Pirsue* and *Lincocin* treatment for mastitis in dairy cattle, in 2000.

During 2001, the company exited the plasma business. This was accomplished through the contribution of the plasma operations to the newly created and partially sold Biovitrum AB (Biovitrum). Full year sales relating to plasma were included in 2000 and 1999 of $78 million and $80 million, respectively, whereas only partial year sales were included for 2001 of $53 million. See Note 3—Merger and Restructuring Charges.

Corporate/General

Corporate and other expenses predominately consisted of merger and restructuring charges for the years ended December 31, 2001 and 2000. Merger and restructuring costs recorded were $673 million, $975 million and $33 million for the years ended 2001, 2000 and 1999, respectively. In 2000, a $100 million charitable contribution was made. Excluding these costs, corporate expenses primarily relate to administrative costs.

Merger and Restructuring Charges

As of December 31,	*2001*	*2000*	*1999*
Dollars in millions			
Merger costs:			
Merger integration costs	$ 340	$ 599	$ 16
Other merger-related costs	79	—	—
Total merger costs	419	599	16
Restructuring costs:			
Employee termination costs	152	263	10
Asset write-downs	58	88	3
Other	44	25	4
Total restructuring costs	254	376	17
Total merger and restructuring	$ 673	$ 975	$ 33

During 2000, the former Monsanto Company and Pharmacia & Upjohn, Inc. (P&U) merged to form Pharmacia Corporation. As a result of that merger, there were many duplicate functions and locations, particularly in the prescription pharmaceuticals segment and corporate functions. The company began a restructuring in order to integrate the two companies, eliminate duplicate positions and facilities and create a consolidated headquarters in New Jersey.

The board of directors approved a comprehensive integration and restructuring plan in the spring of 2000. Due to the comprehensive nature of this restructuring, the timelines for the various plans were expected to occur over multiple years and the related restructuring charges also were intended to be taken over three or four years. As of December 31, 2001, merger charges relating to this plan are complete. Restructuring charges will continue to be recorded due to the comprehensive nature of the plan. The company's aggregate merger and restructuring charges relating to the Pharmacia merger have been approximately $1.7 billion. The restructuring plan is expected to yield annual savings, compared to combined pharmaceutical pre-merger spending levels, of approximately $600 million that will be reinvested into the company's operations.

The $673 million reported merger and restructuring charges in 2001 were comprised of the following:

- $340 million to integrate the former Monsanto and P&U organizations is comprised of $139 million of consulting fees for system and process integration, $52 million relating to information technology integration projects, $26 million of contract termination fees and employee relocation costs, $123 million relating to other out-of-pocket merger costs such as travel, temporary payroll, incentives and other costs necessary to complete the merger.

- $79 million relating to the formation and partial sale of Biovitrum. The $79 million is comprised of a noncash charge of $63 million relating to asset write-downs and $16 million of other related cash expenses. Biovitrum was established during the second quarter of 2001 as the result of the company's plan to exit its Sweden-based metabolic disease research activities, biopharmaceutical development unit and the company's plasma business. The company has partially divested of its ownership in Biovitrum and currently owns less than 20 percent.

- $225 million associated with restructuring the prescription pharmaceuticals segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $144 million relating to the separation of approximately 1,050 employees worldwide in R&D, manufacturing, marketing and administrative functions; $41 million relating to asset write-downs resulting from duplicate computer equipment and facilities; $33 million relating to contract and lease termination fees and $7 million of other exit costs.

- $29 million, net, relating to consolidating corporate and administrative functions in the company's New Jersey headquarters and eliminating duplicate administrative positions as well as a reversal of $(25) million of accruals related to the prior program due to lower separation payments than initially anticipated. This charge is comprised of $33 million relating to the separation of approximately 240 employees primarily in corporate and administrative functions, $17 million relating to asset write-downs of duplicate computer systems and leasehold improvements in duplicate facilities and $4 million of contract and lease termination costs.

The aggregate merger and restructuring charges of $975 million during 2000 were comprised of the following:

- $599 million to integrate the former Monsanto and P&U organizations was comprised of $100 million relating to investment bankers, $42 million in connection with legal and SEC fees, $48 million relating to consultant expense, $11 million relating to employee moving and relocation costs, $166 million of other merger costs necessary to integrate the two companies, and a noncash charge of $232 million. This noncash charge related to certain employee stock options that were re-priced in conjunction with the merger pursuant to change-of-control provisions. Pursuant to the terms of these "premium options," at consummation of the merger, the original above-market exercise price was reduced to equal the fair market value on the date of grant.

- $241 million associated with restructuring the pharmaceutical segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $165 million relating to the separation of approximately 1,360 employees worldwide in R&D, manufacturing, marketing and administrative functions, $51 million relating to asset write-downs resulting from duplicate computer systems and facilities, $22 million relating to contract and lease terminations and $3 million other exit costs.

- $150 million relating to consolidating corporate and administrative functions in New Jersey and eliminating duplicate administrative positions. This charge is comprised of $113 million relating to the separation of approximately 210 employees in corporate and administrative functions and $37 million relating to asset write-downs (duplicate computer systems and leasehold improvements in duplicate facilities) and lease termination fees and other exit costs.

- $(15) million relating to the reversals of prior P&U restructuring reserves that resulted from higher than anticipated proceeds on asset sales and lower than anticipated separation payments.

Restructuring charges and spending associated with the current restructuring plans relating to the integration of the former P&U and Monsanto companies are as follows:

	Workforce Reductions	*Other Exit Costs*	*Total*
Dollars in millions			
Balance January 1, 2000	$ —	$ —	$ —
Additions	278	26	304
Deductions	(119)	(16)	(135)
Balance December 31, 2000	159	10	169
Additions	177	37	214
Deductions	(221)	(37)	(258)
Balance December 31, 2001	$ 115	$ 10	$ 125

As of December 31, 2001, cash payments totaling $340 million relating to the separation of approximately 2,660 employees have been paid and charged against the liability.

Additional restructuring charges are expected to be incurred during 2002 and 2003 as Pharmacia continues to streamline operations. Total remaining pretax charges from this plan are expected to be $50 million to $75 million. The company expects to have fully implemented these actions by the end of 2003.

Prior Restructuring Plans of Former Companies

During 1999, $33 million was recorded as total merger and restructuring expense for Pharmacia. The company recorded $54 million in restructuring expense relating to the former P&U restructuring plan. This was net of a $3 million adjustment to the 1998 turnaround restructuring attributable to lower than anticipated separation costs. Employee separation benefits included in the 1999 charge are for the elimination of positions in R&D of $26 million, corporate and administration of $18 million and sales of $6 million. Project termination costs totaled $4 million and asset write-downs totaled $3 million.

In connection with the merger with Sugen, the company recorded $16 million in merger transaction costs such as fees for investment bankers, attorneys and other merger-related costs.

In 1999, the former Monsanto recorded net reversals of $37 million relating to restructuring liabilities established in 1998. These restructuring liabilities were reversed as a result of lower actual severance and facility shutdown costs than originally estimated. As of December 2001, all activities relating to the restructuring plans associated with the former Monsanto Company and former P&U plans have been substantially completed.

Interest Expense and Income

Interest expense increased to $255 million for the year ended 2001, an increase of $73 million, or 40 percent, over the same period in 2000. In fiscal 2000, interest expense was $182 million, an increase over 1999 by 31 percent, or $43 million. The increase in expense was due to higher average debt balances in 2001 versus the prior year primarily due to the recapitalization of Monsanto. Interest expense for the year ended December 31, 1999 was $139 million. Interest income for the year ended 2001 decreased versus the same period in 2000 to $110 million. This represents a decrease of $14 million, or 11 percent, from 2000. Lower cash balances due to the company's share buy-back program coupled with lower interest rates account for the change. Conversely, larger cash balances and higher interest rates were responsible for the increase in interest income in fiscal year 2000 versus 1999. Interest income for 2000 was $124 million, an increase of $40 million, or 48 percent, over 1999.

All Other, Net

All other, net consists of income and expense items that are dissimilar to the other line captions on the consolidated statements of earnings. All other, net for 2001 was $83 million of net expenses versus $(74) million of net gains in 2000 and $(186) million of net gains in 1999. The change between years is largely attributable to payments made to Sanofi~Synthélabo, Inc. related to *Ambien*. In addition, the company periodically makes certain equity investments and loans in companies with which it has a collaborative agreement. In 2001, certain of these investments were considered impaired on an other-than-temporary basis. The company reduced the capitalized value of these investments and recognized a loss of $61 million to bring them to current market value.

Income Taxes

The annual effective tax rate in 2001 was 18.7 percent. This compares with 22.7 percent in 2000 and 29.3 percent in 1999. The favorable trend is primarily attributable to increased income derived from operations in jurisdictions subject to more favorable tax rates.

Merger and restructuring charges and the tax jurisdictions in which they arose had a noteworthy effect on the overall effective tax rate. Absent such items, the annual effective tax rate would have been 25 percent, 27 percent and 29 percent for 2001, 2000 and 1999, respectively.

In certain cases, the company operates under favorable tax agreements with local jurisdictions that have limited duration.

Comprehensive Income

Comprehensive income is defined as all nonowner changes in equity and equals net earnings plus other comprehensive income (OCI). For Pharmacia, including amounts from both continuing operations and Monsanto, OCI consists of currency translation adjustments, unrealized gains and losses on available-for-sale securities, unrealized gains and losses on hedging instruments and minimum pension liability adjustments. Comprehensive income for 2001, 2000 and 1999 was $1.1 billion, $288 million and $760 million, respectively.

Unfavorable currency movements in 2001 reduced comprehensive income to an amount less than earnings due to the continuing strength of the dollar against other currencies, particularly with respect to the Japanese yen. Unfavorable currency movements in 2000 were due to the continuing strength of the dollar against other currencies and reduced comprehensive income to an amount less than net earnings. Unrealized investment gains, particularly in equities, partially offset the unfavorable translation adjustment. Unfavorable currency movements in 1999 reduced comprehensive income resulting in an amount less than net earnings. Movements in the other components of OCI substantially offset each other resulting in a minimal unfavorable impact on comprehensive income.

Financial Condition, Liquidity and Capital Resources

The company has no off-balance-sheet special purpose entities used for financing.

As of December 31,	*2001*	*2000*	*1999*
Dollars in millions			
Working capital	**$ 2,663**	$ 3,172	$ 1,185
Current ratio	**1.53:1**	1.63:1	1.22:1
Debt to total capitalization	**20.1%**	27.3%	26.0%

Working capital and the current ratio decreased in 2001 versus the prior year while the debt-to-total-capitalization ratio improved. The decrease in working capital of 16 percent was largely due to a reduction in cash balances and an increase in accounts and income taxes payable. Cash levels were reduced versus the prior year due to expenditures relating to the stock buy-back program, the repurchase of debt and investment mix. The timing of purchases coupled with increased volume relative to sales account for the increase in accounts payable. The working capital decline was partially offset by increases in inventory balances due to a shift in the mix of inventory towards higher cost products. The repurchase and scheduled maturities of several debt issues accounted for the substantial decrease in debt of $1.3 billion (28 percent) in 2001 over the prior year.

Net cash provided by continuing operations is a major source of funds to finance working capital, shareholder dividends and capital expenditures. Net cash provided by continuing operations totaled $1.8 billion for 2001 and was driven by net earnings growth of 109 percent versus 2000. Other major sources of cash for 2001 included the proceeds received from the issuance of stock of $872 million and the proceeds from the sales of investments and properties of $169 million.

On a continuing basis, the company reinvests profits into the business through capital spending. During 2001, capital expenditures for property, plant and equipment of $1.0 billion were largely for the construction or expansion of manufacturing and research facilities.

Other cash outflows included the repurchase of certain debt issues. In July 2001, the company retired debt related to the adjustable conversion-rate equity securities (ACES) in the amount of $700 million. The equity portion of the ACES became due during the fourth quarter of 2001. On the settlement date, the company issued 16,467,500 shares in accordance with the contract and received $700 million. In June 2001, the company initiated the retirement of certain third-party debt pertaining to the Employee Stock Ownership Plan (ESOP). The cash impact of the transaction was $26 million.

During September 2001, the company announced the initiation of a stock buy-back program. The program authorized the repurchase of up to $1.0 billion in company stock over the next two years. This program was expanded in November 2001 to $3.0 billion. These shares acquired through the buy-back program will be used principally to fund employee benefit programs. As of December 31, 2001, $864 million of Pharmacia shares had been repurchased. The timing of future transactions and the exact number of shares to be repurchased will be determined by management based on market conditions, share prices and other factors.

The company made quarterly dividend payments during 2001 accumulating to $651 million.

Favorable increases in working capital dollars and the current ratio were attributable to an improved cash position, increased trade accounts receivable and a decrease in short-term debt in 2000 versus 1999. The debt-to-total-capitalization ratio increased due mainly to the recapitalization of Monsanto. The recapitalization was due to an agreement in September 2000, prior to the fourth-quarter 2000 initial public offering (IPO), of a portion of the shares of the agricultural business. This increase was partially offset by the company's focus on debt reduction. During 2000, the company repurchased $362 million in long-term debt issues. This repurchase, in conjunction with reduced short-term debt levels, favorably affected the measurement.

Net cash provided by continuing operations is a major source of funds to finance working capital, shareholder dividends and capital expenditures. Net cash provided by continuing operations totaled $1.1 billion and $1.5 billion in 2000 and 1999, respectively.

Other major sources of cash in 2000 and 1999 were the proceeds from the sale of investments and properties of $249 million in 2000 and $688 million in 1999. Throughout 2000, the company discontinued several noncore businesses that generated proceeds of $1.7 billion. These divestitures had been committed to prior to the merger with former Monsanto.

Over the period from 1999 to 2000, significant uses of cash included expenditures for property, plant and equipment and the company's quarterly dividend payment to shareholders. Capital expenditures for prior years were $774 million in 2000 and $1.0 billion in 1999. Dividend payments to shareholders were $622 million and $641 million in 2000 and 1999, respectively. The repayment of long-term debt in 2000 was $1.8 billion and included the early repurchases of certain debt instruments of $362 million related to the pharmaceutical business.

Contractual Obligations

December 31, 2001	*Total*	*Less than 1 year*	*1-3 years*	*4-5 years*	*After 5 years*
Long-term debt	$ 2,685	$ 73	$ 32	$ 670	$ 1,910
ESOP guaranteed debt	164	45	115	4	—
Operating leases	675	140	207	140	188
Total	**$ 3,524**	**$ 258**	**$ 354**	**$ 814**	**$ 2,098**

Other Commercial Commitments

December 31, 2001	*Total*	*Less than 1 year*	*1-3 years*	*4-5 years*	*After 5 years*
Lines of credit[1]	$ 1,560	$ 500	$ 500	$ —	$ 560
Standby letters of credit[2]	78	38	40	—	—
Construction in process	767	767	—	—	—
Total	**$ 2,405**	**$ 1,305**	**$ 540**	**$ —**	**$ 560**

[1] *Maturities represent the period in which the lines of credit expire. At December 31, 2001, $40 million was drawn against these facilities.*

[2] *Maturities represent the period in which the letters of credit expire.*

In accordance with an earlier agreement, the company is obligated to transfer to Sanofi~Synthélabo, Inc. all of its rights relating to *Ambien* in April 2002. The company will receive a one-time payment of approximately $670 million in connection with the transfer.

The company's future cash provided by continuing operations and borrowing capacity is expected to cover normal operating cash flow needs, planned capital spending and dividends for the foreseeable future. The company had A-1+ and P-1 ratings for its commercial paper and AA– and A1 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 2001.

In addition to the above, the company's financial condition and liquidity is impacted by Monsanto Company which is treated as a discontinued operation. For additional information, refer to Monsanto Company's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001.

Market Risk

Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates and equity prices. The company handles market risk in accordance with established policies and enters into various derivative transactions to manage those risks. No such transactions are entered into for trading purposes. The following sensitivity analysis presents the hypothetical change in fair value of those financial instruments held by the company at December 31, 2001, which are sensitive to market risk. For equity price and currency exchange risk, the hypothetical change reflects the impact on fair value of a 10 percent shift in those indices. For interest rate sensitive instruments, market risk is estimated as the potential change in fair value resulting from an immediate hypothetical one-percentage point parallel shift in the yield curve.

Because the company's short- and long-term debt exceeds cash and investments, the exposure to interest-rate risk relates primarily to the debt portfolio. The company actively manages all portfolios to reduce its cost and increase its return on investment. To ensure liquidity, the company will only invest in instruments with high credit quality where a secondary market exists. The company is in a position to keep all investments until final maturity and maintains the majority of long-term debt at fixed rates.

The fair values of the company's investments and debt are primarily based on quoted market prices or, where necessary, on discounted cash flows. The amount of debt valued using discounted cash flows had a fair market value of approximately $300 million. As the carrying amounts on short-term debt, investments and related-party notes maturing in less than one year approximate fair value, these are not included in the sensitivity analysis. The fair value of debt included in the analysis is $2.8 billion and excludes ESOP guaranteed debt. A one-percentage point change in the interest rates would change the fair value of debt by $210 million. The fair value of ESOP debt relating to the guarantee was $174 million.

The company maintains a foreign-currency risk-management strategy that is primarily focused on reducing the negative impact of currency fluctuations on consolidated cash flows and earnings. The company is exposed to this risk both on an intercompany and third-party basis. These movements affect cross-border transactions that involve sales and inventory purchases denominated in foreign currencies. Additionally, the company is exposed to foreign currency exchange risk for recognized assets and liabilities and royalties, all of which are denominated in nonfunctional currencies of the holder. The company primarily uses foreign currency forward-exchange contracts, swaps and options to hedge these risks. Since the notional amount of the derivatives used to hedge these risks does not exceed that of the underlying exposures, there was no exchange risk relating to those instruments. The fair market value of the remaining net transaction exposures was $107 million and unfavorable currency movements of 10 percent would negatively impact earnings by $11 million.

The company also has investments in equity securities. All such investments are classified as long-term investments. The fair market value of these investments is $287 million. The majority of these investments is listed on a stock exchange or quoted in an over-the-counter market. If the market price of the traded securities were to decrease by 10 percent, the fair value of the equities would decrease by $24 million.

In addition to market risk, trade receivables, cash deposits and interest-bearing investments potentially subject the company to credit risk. Wholesale distributors and large retail establishments account for a large portion of the company's trade receivables especially in the U.S. The company's top four customers in the U.S. account for 34 percent of total trade accounts receivable, as is typical in the pharmaceutical industry. To minimize this risk, the company continuously monitors the creditworthiness of its customers and establishes credit limits in accordance with company policies. The company typically does not require collateral or other security to support trade receivables.

The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. The company has not incurred credit risk losses related to these financial instruments.

In addition to the above, the company has market and credit risk through Monsanto Company that is now classified as a discontinued operation.

Litigation and Contingent Liabilities

Various suits and claims are pending against the company and its subsidiaries including suits for personal injury alleged to have been caused by the use of the company's products, commercial disputes, patent infringement matters and purported class actions. The company also is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency and state environmental agencies for remediation.

The company is a defendant in a lawsuit brought by CP Kelco in Federal Court in Delaware seeking compensatory and punitive damages for alleged breach of contract, fraud and securities law violations arising out of the purchase of the company's Kelco biogums business in 2000 by Lehman Brothers Merchant Bank Partners II, L.P. (Lehman), which combined the company's Kelco biogums business with a business purchased from Hercules, Inc. to form CP Kelco. The company has asserted counterclaims against the plaintiff for the return of certain payments and specific performance of plaintiff's contractual obligation to provide severance benefits to certain employees of the company who were transferred to CP Kelco. The company has also asserted indemnification claims against Lehman and Hercules in a third-party complaint. The trial is tentatively scheduled for June 2002.

Pursuant to the Separation Agreement between Monsanto and Pharmacia, Monsanto assumed and agreed to indemnify Pharmacia for liabilities primarily related to the agriculture business. Therefore, Pharmacia may remain the named party in certain legal proceedings, but Monsanto will manage the litigation, including indemnifying Pharmacia for costs, expenses and any judgments or settlements. In addition, Monsanto has assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Pharmacia's former chemical businesses, including any liabilities that Solutia Inc. has assumed from Pharmacia in connection with the spin-off of Solutia on September 1, 1997, to the extent Solutia fails to pay, perform or discharge these liabilities. This includes litigation and environmental liabilities assumed by Solutia, which are not discussed herein. See Note 6–Discontinued Operations.

Based on information currently available and the company's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered adequate. While the results of litigation cannot be predicted with certainty, management's belief is that any potential remaining liability that might exceed amounts already accrued will not have a material adverse effect on the company's consolidated financial position, its results of operations or liquidity, except where specifically disclosed herein and in Note 15, Commitments, Contingent Liabilities and Litigation.

The company's estimate of the ultimate cost to be incurred in connection with environmental situations could change due to uncertainties at many sites with respect to potential clean-up remedies, the estimated cost of clean-up, and the company's share of a site's cost. With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company will be required to submit a corrective measures study report to the EPA. As the corrective action process progresses, it may become appropriate to reevaluate the existing reserves designated for remediation in light of changing circumstances. It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, exposure exists at this time or when the expenditures might be made.

Discontinued Operations

Monsanto

On October 23, 2000, there was an IPO of a portion of Monsanto's shares. At the completion of the IPO, the company continued to own approximately 85 percent of Monsanto. Since that time, Monsanto has operated as a separate business and public registrant. Monsanto stock is currently traded on the New York Stock Exchange. On November 28, 2001, the board of directors approved a formal plan to distribute to Pharmacia shareholders the remaining outstanding shares held of Monsanto, the company's agricultural subsidiary, in a tax-free spin-off transaction. The spin-off will allow both Pharmacia and Monsanto to devote management time and efforts to the core strategies of each business. The distribution of spin-off shares is planned to occur in the fourth quarter of 2002.

The results of operations, financial position and cash flows of Monsanto have been reclassified in the consolidated financial statements as discontinued operations. Additionally, the notes to the consolidated financial statements have also been restated to conform to this presentation. Net sales of Monsanto included in discontinued operations reflect reported full-year amounts for all periods presented. Income from discontinued operations has been reduced for amounts allocable to the minority interest. The company estimates that net income will be realized from Monsanto operations during the disposal period, net of seasonal net operating losses expected in the fourth quarter of 2002 and transaction costs. Income from the date of the decision to dispose of Monsanto through December 31, 2001 has been reduced to zero by a portion of the expected seasonal losses and transaction costs. Once the accumulated net income of Monsanto during the disposal period exceeds the anticipated seasonal net losses and transaction costs, future income will be recognized in discontinued operations as realized. Since the method of disposition of Monsanto is a spin-off of its shares to holders of Pharmacia stock, there will be no gain or loss on the transaction. There will be certain transaction costs, however, and for accounting purposes, the net results of operations of Monsanto for the period November 29, 2001 through to the actual disposal, net of minority interest and transaction costs, will be shown as gain on disposal.

Monsanto Company has assets and liabilities and generates revenues from operations in Argentina. On February 3, 2002, the new government in Argentina announced several reforms intended to stabilize the economic environment. The government's programs continue to evolve at a rapid pace. At this time, it is unclear what effect existing and new regulations and conditions might have on Monsanto's business in Argentina, although they could increase credit risk and have a material adverse effect on financial position, profitability and liquidity. Monsanto actively manages its financial interests and continues to monitor the situation.

Other

The majority of the $8 million loss from discontinued operations recorded in 2001 consisted of legal costs in connection with the sale of the artificial sweeteners business. Other net sales and income from discontinued operations for 2000 represent the biogums, bulk aspartame, tabletop sweeteners and ORTHO lawn and garden businesses whereas 1999 also included the alginates business. Other net sales and income from discontinued operations in 2000 include nine months of biogums, five months of bulk aspartame and two months of the tabletop sweeteners business and a settlement of litigation related to the ORTHO lawn and garden products business. Other net sales and income from discontinued operations in 1999 included the alginates, biogums, bulk aspartame, and tabletop sweeteners, and one month of the ORTHO lawn and garden products business.

On September 29, 2000, Pharmacia completed the sale of the biogums business to a joint venture formed between Hercules, Inc. and Lehman Brothers Merchant Banking Partners II, L.P., for cash proceeds of $592 million. On March 17, 2000, Pharmacia completed the sale of the tabletop sweeteners business to Merisant Company for $570 million in cash. On May 24, 2000, Pharmacia completed the sale of its sweetener ingredient business to J.W. Childs Equity Partners II, L.P., for $440 million in cash proceeds. Also on May 24, 2000, Pharmacia completed the sale of equity interests in two European joint venture companies, NutraSweet A.G. and Euro-Aspartame S.A., to Ajinomoto Co., Inc., for $67 million in cash proceeds.

In January 1999, the company completed the sale of the ORTHO lawn and garden products business and received proceeds of $340 million. On October 15, 1999, the company completed the sale of the alginates business to International Specialty Products. The company received proceeds of $40 million from the sale.

On July 1, 1999, the company announced its intention to sell the artificial sweetener (bulk aspartame and tabletop sweeteners) and biogum businesses. The results of operations, financial position, and cash flows of these businesses, and of the alginates and ORTHO lawn and garden products businesses, the divestitures of which were approved by the company's board of directors in 1998, had been reclassified as discontinued operations in 1999.

Extraordinary Items

During 2001 and 2000, the company had three retirements of debt. In 2001, the company retired debt related to the ACES in the principal amount of $700 million and certain debt obligations relating to one of the ESOPs in the amount of $24 million. The $12 million of costs associated with these retirements has been classified to extraordinary items on the company's consolidated statements of earnings. In 2000, the company repurchased certain long-term debt issues with a total principal amount of $362 million. The cost of this action was $32 million. The costs related to the tender were comprised of normal inducement premiums and professional and administrative fees.

Critical Accounting Policies

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 2001 have been taken into consideration in preparing the consolidated financial statements. The company has chosen to highlight certain policies that it considers critical to the operations of the business and understanding its consolidated financial statements.

Revenues are recognized when title to products and risk of loss are transferred to customers. Where right of return exists, revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the company has no further performance obligations. The company records costs that represent returns, rebates and sales incentives as a reduction of revenues at the time of the sale or transaction based on historical experiences.

Nonrefundable upfront payments from promotion partners are deferred and recognized over the life of the agreement. Such arrangements are evaluated on an individual basis.

Research and development expenses are charged to the consolidated statements of earnings. The company considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing development costs. This treatment includes upfront and milestone payments made to third parties in connection with R&D collaborations. Acquired projects that have achieved technical feasibility, signified by the FDA or comparable regulatory body approval, are capitalized because it is probable that the costs will give rise to future economic benefits. Laboratory buildings and equipment with alternative uses are included in tangible fixed assets and depreciated over their estimated useful lives. The company has no off-balance-sheet special purpose entities financing or conducting research or development.

The company accounts for current discontinued operations under APB Opinion No. 30. This includes the accounting and presentation of Monsanto Company, Pharmacia's agricultural subsidiary, that became a discontinued operation in the fourth quarter of 2001. Under the rules, the historical results of operations have been removed from the continuing operations and consolidated into a single-line presentation below earnings from continuing operations on a net of tax basis. Similarly, assets and liabilities of the discontinued businesses have been netted and presented as single line in the company's consolidated balance sheets for all years presented. Gain or loss relating to the decision to dispose are estimated at the decision date with losses recorded immediately and gains when realized. Additional information relating to the company's discontinued operations is discussed under Discontinued Operations and in the notes to the consolidated financial statements.

The company's consolidated balance sheets reflect various financial instruments including cash and cash equivalents, investments, debt obligations and derivative instruments. The company does not engage in trading activities or off-balance-sheet financial instruments. As a matter of company policy, excess cash and deposits are held by major banks throughout the world or in high quality short-term liquid debt instruments backed by qualified financial institutions. The company has investments, mainly in equity securities that are carried at fair market value. Long-term debt obligations of the company are carried at amortized cost. The company uses certain derivative instruments including forward contracts, cross-currency swaps, currency options and interest rate swaps to protect assets and cash flows mainly from fluctuations that may arise from volatility in currency exchange and interest rates. These instruments are carried at fair market value. Additional discussion regarding financial instruments is discussed under Market Risk and in the notes to the consolidated financial statements.

The company is self-insured for product liability exposures up to reasonable risk retention levels where excess coverages have been obtained. For product liability claims that have been incurred, liability calculations take into account such factors as specific claim amounts, past experience with such claims, number of claims reported and estimates of claims incurred but not yet reported. In addition to this base level of reserves, individually significant contingent losses are accrued for in compliance with applicable guidance. Product liability accruals are not reduced for expected insurance recoveries.

The company accrues for environmental remediation liabilities when they are probable and reasonably estimable based on current law and existing technologies. The accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value.

The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries. In addition, the company believes that the accrued tax liability was adequate for all years.

Euro Conversion

Effective January 1, 1999, 11 European countries began operating with a new common currency, the euro. This has now increased to 12 with the addition of Greece. Beginning January 1, 2002, the euro has completely replaced these countries' national currencies.

At December 31, 2001, there had been no material impact of the euro conversion on the company and management believes any future impact will similarly not be significant. There is no guarantee that all problems will be foreseen and corrected, or that no material disruption of the company's business will occur.

New Accounting Standards

On January 1, 2002, Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets, became effective. For long-lived assets to be held and used, the new rules are similar to previous guidance which required the recognition of an impairment when the undiscounted cash flows will not recover its carrying amount. The impairment to be recognized will continue to be measured as the difference between the carrying amount and fair value of the asset. The computation of fair value now removes goodwill from consideration and incorporates a probability-weighted cash flow estimation approach. The previous guidance provided in SFAS No. 121 is to be applied to assets that are to be disposed of by sale. Additionally, assets qualifying for discontinued operations treatment have been expanded beyond the former major line of business or class of customer approach. Long-lived assets to be disposed of by other than sale will now recognize impairment at the date of disposal, but will be considered assets to be held and used until that time. The company believes that there will not be a material impact on its consolidated financial statements due to the adoption of these rules.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The company is currently evaluating the effects the new rules may have on its consolidated financial statements and expects to adopt SFAS No. 143 on January 1, 2003.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 eliminates the use of the pooling of interests method on a prospective basis. Therefore, any future business combinations consummated by the company must be accounted for at fair value using the purchase method.

SFAS No. 141 also requires that, upon adoption of SFAS No. 142, in certain limited circumstances, the company may need to reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria effective for fiscal years beginning after December 15, 2001. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that they be tested annually for impairment or on an interim basis if indications of a possible impairment arise. If the book value of goodwill and indefinite-lived intangibles is greater than its fair value, an impairment loss is recognized for its difference. In addition, SFAS No. 142 requires that reporting units be identified for purposes of assessing potential future impairments of goodwill, and removes the 40-year limitation on the amortization period of intangible assets that have finite lives.

The company will adopt the provisions of SFAS No. 142 in the quarter ended March 31, 2002 and is currently in the process of identifying its reporting units and amounts of goodwill, intangible assets, other assets and liabilities to be allocated to those reporting units. In addition, remaining useful lives of intangible assets are being evaluated with no material changes anticipated. The company has not yet determined the annual reduction in recorded amortization resulting from adoption of these rules.

As of December 31, 2001, the company had $1.1 billion of goodwill recorded net of accumulated amortization. Annual amortization of goodwill was $103 million related to its pharmaceutical operations. The company does not expect to record an impairment loss upon the adoption of SFAS No. 142 related to its pharmaceutical operations.

Goodwill related to equity investments and discontinued operations is currently under review for possible impairment. Although an impairment may exist, the amount of potential write-off has not been determined. It is anticipated that the second step of the impairment test, which identifies the amount of impairment, will be completed within the first half of 2002.

On January 1, 2001, the company adopted SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," and its amendments. This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Gains and losses on nonhedging instruments attributable to changes in the fair value are recorded in earnings. If elected and qualified, special hedge accounting is available whereby gains and losses on derivatives and certain other instruments can be offset or recorded in shareholders' equity.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative effect adjustment in earnings as of January 1, 2001 for approximately a $1 million gain. This amount is comprised of the excluded component of instruments previously designated in cash flow hedges and other changes in recorded basis to bring derivatives to fair value, both of which were less than $1 million on an individual basis. Also included in the $1 million gain were offsetting adjustments to the carrying value of a hedged item and the hedging derivative for a fair value hedge each in the amount of $19 million. A similar cumulative effect adjustment, an unrealized gain of $3 million (net of tax) has been made on the balance sheet to OCI. This amount reflects the deferred amount of derivative instruments previously designated in cash flow hedges.

Upon adopting SFAS No. 133, the company elected to reclassify $52 million of held-to-maturity securities as available-for-sale securities. The unrealized gain associated with the reclassification was not material and was recorded in OCI. Under the provisions of SFAS No. 133, such a reclassification does not call into question the company's intent to hold current or future debt securities until their maturity.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes."

In connection with SAB 101, the company recorded a cumulative effect of a change in accounting principle, effective January 1, 2000, in the after-tax amount of $198 million (net of taxes of $108 million). This amount primarily relates to certain nonrefundable payments received from co-promotion partners that were recognized in earnings in prior years as well as certain agricultural revenues from biotechnology traits sold by third-party seed companies. Payments received in 1996 and 1998 from co-promotion partners comprised the majority of the adjustment. These payments have now been treated as deferred revenue and are being amortized over the terms of the underlying agreements. Amortization of the deferred revenue related to continuing businesses during 2001 and 2000 was $29 million and $22 million, respectively.

Included in the $198 million cumulative catch-up adjustment *was $26 million (net of taxes of $16 million) recognized by* Monsanto related to biotechnology traits sales. The adoption of SAB 101 affected the company's method of recognition of traits sold through competitor seed companies. Monsanto's previous practice was to recognize the licensee revenue when the third-party seed company sold the seed into the distribution system.

The company recorded a cumulative effect of a change in accounting principle, effective January 1, 1999, for revenue recognized in 1998 related to the sales of marketing rights. The effect on earnings in 1999 was an after-tax loss of $20 million, net of taxes of $12 million.

Forward-Looking Statements

Certain statements contained in this Report, as well as in other documents incorporating by reference all or part of this Report, are "forward-looking statements" provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. These statements are made to enable a better understanding of the company's business, but because these forward-looking statements are subject to many risks, uncertainties, future developments and changes over time, actual results may differ materially from those expressed or implied by such forward-looking statements. Examples of forward-looking statements are statements about anticipated financial or operating results, financial projections, business prospects, future product performance, future research and development results, anticipated regulatory filings and approvals and other matters that are not historical facts. Such statements often include words such as: believes, expects, anticipates, intends, plans, estimates or similar expressions.

These forward-looking statements are based on the information that was currently available to the company, and the expectations and assumptions that were deemed reasonable by the company, at the time when the statements were made. The company does not undertake any obligation to update any forward-looking statements in this Report or in any other communications of the company, whether as a result of new information, future events, changed assumptions or otherwise, and all such forward-looking statements should be read as of the time when the statements were made, and with the recognition that these forward-looking statements may not be complete or accurate at a later date.

Many factors may cause or contribute to actual results or events being materially different from those expressed or implied by such forward-looking statements. Although it is not possible to predict or identify all such factors, they may include the following factors discussed below:

Competition for our products: Competitive effects from current and new products, including generic products, sold by other companies; competition and loss of patent protection could lead to significant loss of sales.

Pharmaceutical pricing: Price constraints and other restrictions on the marketing of products imposed by governmental agencies or by managed care groups, institutions and other purchasing agencies could result in lower prices for the company's products.

Product discovery and approval: The company's ability to discover and license new compounds, develop product candidates, obtain regulatory approvals and market new products is risky and uncertain.

Product recalls or withdrawals: Efficacy or safety concerns raised in the scientific literature, increase in trends of adverse events in the marketplace, and/or manufacturing quality issues with respect to our products, could lead to product recalls, withdrawals or declining sales.

Manufacturing facilities: Failure to comply with Current Good Manufacturing Practices and other applicable regulations and quality assurance guidelines could lead to temporary manufacturing shutdowns, product shortages and delays in product manufacturing.

Restrictions on marketing: Restrictions on promotion in patient populations as a result of FDA warning letters on promotional materials could effect sales of the company's products and could lead to holds on current and future New Drug Applications and supplements filed with the FDA.

Legal claims: The company's ability to secure and defend its intellectual property rights; the company's involvement in numerous lawsuits including product liability claims, antitrust litigation, environmental concerns, commercial disputes, any of which could affect the company's profits or ability to sell and market its products. In addition, in connection with the separation of the agricultural business from the pharmaceutical business on September 1, 2000, Monsanto assumed, and agreed to indemnify Pharmacia Corporation for, any liabilities primarily related to Pharmacia's former agricultural or chemical businesses, including any liabilities that Solutia had assumed from Pharmacia in connection with the spin-off of Solutia on September 1, 1997, to the extent that Solutia fails to pay, perform or discharge those liabilities. This includes among other things, litigation and environmental liabilities that were assumed by Solutia.

Employees: The company's ability to attract and retain management and other key employees.

External pressures: Social, legal, political and governmental developments, especially those relating to health care reform, pharmaceutical pricing and reimbursement, patient privacy, tax laws and agricultural biotechnology; seasonal and weather conditions affecting agricultural markets.

Economic conditions: Changes in foreign currency exchange rates or in general economic or business conditions including inflation and interest rates.

Business combinations: Acquisitions, divestitures, mergers, restructurings or strategic initiatives that change the company's structure; business combinations among the company's competitors and major customers could affect our competitive position.

Accounting policies and estimates: Changes to accounting standards or generally accepted accounting principles, which may require adjustments to financial statements and may affect future results.

Such other factors that may be described elsewhere in this Report or in other company filings with the U.S. Securities and Exchange Commission.

Selected Financial Data

On November 28, 2001, the company announced its intention to spin off its Monsanto agricultural subsidiary. In connection with this, all data presented have been restated to reflect Pharmacia operations with Monsanto treated as a discontinued operation.

Years Ended December 31,	*2001*	*2000*	*1999*	*1998*	*1997*
Net sales	**$ 13,837**	$ 12,651	$ 11,177	$ 9,289	$ 8,907
Earnings from continuing operations[1]	**1,291**	804	1,156	606	359
Total assets	**22,377**	22,777	20,738	19,940	18,233
Long-term debt	**2,731**	3,624	1,958	2,384	1,630
Diluted earnings per share from continuing operations[1]	**.97**	.61	.90	.48	.29
Dividends declared per share[2]	**.525**	—	—	—	—

[1]Comparability of earnings for periods prior to 2000 may be affected due to the change in accounting principle recorded in 2000. Refer to Note 2 for additional information.

[2]Dividends declared has not been presented for periods prior to 2001 because the information would not be meaningful. For the year ended December 31, 2000, shareholders received a combination of dividends declared by post-merger Pharmacia Corp., and former Monsanto Company and P&U, Inc. For the years prior to 2000, shareholders received amounts declared by former Monsanto Company and P&U, Inc.

Report of Management

Management is responsible for the consolidated financial statements and the other financial information included in this Annual Report. The Board of Directors, acting through its Audit and Finance Committee which is composed solely of directors who are not employees of the company, oversees the financial reporting process. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include amounts based on judgments and estimates made by management. Actual results could differ from amounts estimated.

Management has established systems of internal controls over financial reporting designed to provide reasonable assurance that the financial records used for preparing financial statements are reliable and that assets are safeguarded from unauthorized use or disposition. Internal auditors review accounting and control systems. The systems also are reviewed by the independent accountants to the extent deemed necessary to express the opinion set forth in their report. Management takes corrective actions to improve reporting and control systems in response to recommendations by the internal auditors and independent accountants. The appointment of the independent accountants is recommended by the Audit and Finance Committee to the Board of Directors.

Fred Hassan,
Chairman and Chief Executive Officer

Christopher J. Coughlin,
Executive Vice President and Chief Financial Officer

Report of Independent Accountants

To the Shareholders and Board of Directors of Pharmacia Corporation:

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pharmacia Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Monsanto Company and the former Monsanto Company, which statements reflect total assets of $11,429,000 and $11,726,000 as of December 31, 2001 and 2000, respectively, and total revenues of $5,462,000, $5,493,000 and $9,172,000 for each of the three years in the period ended December 31, 2001. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Monsanto Company and the former Monsanto Company, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, in 2000 the company changed its method of recognizing revenue to conform to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 5, 2002

Consolidated Statements of Earnings

Dollar amounts in millions, except per-share data *For The Years Ended December 31,*	*2001*	*2000*	*1999*
Net sales	$ 13,837	$ 12,651	$ 11,177
Cost of products sold	2,949	2,886	2,763
Research and development	2,263	2,165	2,120
Selling, general and administrative	6,034	5,486	4,637
Amortization of goodwill	103	115	120
Merger and restructuring	673	975	33
Interest expense	255	182	139
Interest income	(110)	(124)	(84)
All other, net	83	(74)	(186)
Earnings from continuing operations before income taxes	1,587	1,040	1,635
Provision for income taxes	296	236	479
Earnings from continuing operations	1,291	804	1,156
Income from discontinued operations, net of tax	229	180	207
(Loss) gain on sale of discontinued operations, net of tax	(8)	(37)	35
Earnings before extraordinary items and cumulative effect of accounting change	1,512	947	1,398
Extraordinary items, net of tax	(12)	(32)	—
Cumulative effect of accounting change, net of tax	1	(198)	(20)
Net Earnings	$ 1,501	$ 717	$ 1,378
Net earnings per common share:			
Basic			
Earnings from continuing operations	$ .98	$ .62	$ .92
Net earnings	1.14	.55	1.10
Diluted			
Earnings from continuing operations	.97	.61	.90
Net earnings	1.12	.54	1.07

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Dollar amounts in millions *December 31,*	*2001*	*2000*
Current Assets:		
Cash and cash equivalents	$ 1,276	$ 2,035
Short-term investments	119	35
Short-term notes receivable–Monsanto	254	635
Trade accounts receivable, less allowance of $132 (2000: $122)	2,434	2,510
Inventories	1,684	1,519
Deferred income taxes	932	554
Receivables–Monsanto	87	162
Other	880	788
Total Current Assets	7,666	8,238
Long-term investments	288	349
Properties, net	4,875	4,512
Goodwill, net of accumulated amortization of $620 (2000: $449)	1,059	1,279
Other intangible assets, net of accumulated amortization of $629 (2000: $313)	444	374
Other noncurrent assets	1,729	1,683
Net assets of discontinued operations	6,316	6,342
Total Assets	$ 22,377	$ 22,777
Current Liabilities:		
Short-term debt	$ 484	$ 675
Short-term notes payable–Monsanto	30	205
Trade accounts payable	1,048	836
Payables–Monsanto	44	261
Compensation and compensated absences	501	502
Dividends payable	180	136
Income taxes payable	685	414
Other accrued liabilities	2,031	2,037
Total Current Liabilities	5,003	5,066
Long-term debt	2,612	3,436
Guarantee of ESOP debt	119	188
Postretirement benefit obligation	996	1,025
Deferred income taxes	143	222
Other noncurrent liabilities	1,114	919
Total Liabilities	9,987	10,856
Commitments and Contingent Liabilities—Note 15	—	—
Shareholders' Equity:		
Preferred stock, one cent par value; at stated value; authorized 10 million shares, issued 6,401 (2000: 6,518 shares)	258	263
Common stock, two dollar par value; authorized 3 billion shares, issued 1.485 billion shares (2000: 1.468 billion shares)	2,970	2,937
Capital in excess of par value	3,499	2,730
Retained earnings	11,586	10,781
ESOP-related accounts	(294)	(307)
Treasury stock	(2,789)	(2,003)
Accumulated other comprehensive loss:		
Currency translation adjustments	(2,892)	(2,524)
Unrealized investment gains, net	142	101
Minimum pension liability adjustment	(96)	(57)
Unrealized hedging instrument gains	6	—
Total Shareholders' Equity	12,390	11,921
Total Liabilities And Shareholders' Equity	$ 22,377	$ 22,777

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Dollar amounts in millions *For The Years Ended December 31,*	*2001*	*2000*	*1999*
Preferred Stock:			
Balance at beginning of year	$ 263	$ 270	$ 277
Redemptions and conversions	(5)	(7)	(7)
Balance at end of year	258	263	270
Common Stock:			
Balance at beginning of year	2,937	2,931	2,929
Issuance of shares	33	6	2
Balance at end of year	2,970	2,937	2,931
Capital In Excess Of Par Value:			
Balance at beginning of year	2,730	1,827	1,726
Agricultural subsidiary stock offering	—	(380)	—
Issuance of shares	667	—	—
Stock option, incentive, dividend reinvestment plans and other	102	1,283	101
Balance at end of year	3,499	2,730	1,827
Retained Earnings:			
Balance at beginning of year	10,781	10,696	9,963
Net earnings	1,501	717	1,378
Dividends declared	(683)	(619)	(632)
Dividends on preferred stock (net of tax)	(13)	(13)	(13)
Balance at end of year	11,586	10,781	10,696
ESOP-Related Accounts:			
Balance at beginning of year	(307)	(330)	(360)
Third-party debt repayment	41	39	39
Other	(28)	(16)	(9)
Balance at end of year	(294)	(307)	(330)
Treasury Stock:			
Balance at beginning of year	(2,003)	(2,432)	(2,543)
Stock options and incentive plans	78	429	234
Purchases of treasury stock	(864)	—	(170)
Sales of treasury stock	—	—	47
Balance at end of year	(2,789)	(2,003)	(2,432)
Accumulated Other Comprehensive Loss:			
Balance at beginning of year	(2,480)	(2,051)	(1,433)
Other comprehensive loss	(360)	(429)	(618)
Balance at end of year	(2,840)	(2,480)	(2,051)
Total Shareholders' Equity	$ 12,390	$ 11,921	$ 10,911
Comprehensive Income (Net of Tax):			
Currency translation adjustments	$ (368)	$ (509)	$ (617)
Unrealized investment gains	41	71	11
Minimum pension liability adjustments	(39)	9	(12)
Unrealized hedging instrument gains	6	—	—
Other comprehensive loss	(360)	(429)	(618)
Net earnings	1,501	717	1,378
Total Comprehensive Income	$ 1,141	$ 288	$ 760

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Dollar amounts in millions *For The Years Ended December 31,*	*2001*	*2000*	*1999*
Cash Flows Provided By Operations:			
Net earnings	$ 1,501	$ 717	$ 1,378
Adjustments to net earnings:			
Income from discontinued operations, net	(229)	(180)	(207)
Sale of discontinued operations, net	8	37	(35)
Extraordinary items	12	32	—
Cumulative effect of accounting change	(1)	198	20
Depreciation and amortization	611	633	598
Deferred income taxes	(424)	(376)	(59)
Acquired in-process R&D expenses	67	—	—
Stock option revaluations	—	232	—
Other	180	53	(1)
Changes in:			
Accounts receivable	(37)	(419)	(285)
Inventories	(247)	(74)	(186)
Accounts payable and accrued liabilities	237	103	135
Other liabilities	(32)	(211)	9
Other operating items	154	369	159
Net cash provided by continuing operations	1,800	1,114	1,526
Net cash provided (required) by discontinued operations	99	(112)	171
Net Cash Provided By Operations	1,899	1,002	1,697
Cash Flows (Required) Provided By Investment Activities:			
Purchases of property, plant and equipment	(1,020)	(774)	(1,046)
Other acquisitions and investments	(262)	(138)	(195)
Investment and property disposal proceeds	169	249	688
Proceeds from sale of subsidiaries	46	76	125
Proceeds from discontinued operations, net	—	1,669	288
Discontinued operations receivable/payable, net	206	(293)	(627)
Other investment activities	—	(67)	(145)
Net Cash (Required) Provided By Investment Activities	(861)	722	(912)
Cash Flows (Required) Provided By Financing Activities:			
Proceeds from issuance of long-term debt	—	—	135
Repayment of long-term debt	(768)	(1,773)	(416)
Net (decrease) increase in short-term borrowings	(246)	—	667
Issuance of stock	872	1,268	202
Treasury stock purchases	(864)	—	(170)
Dividend payments	(651)	(622)	(641)
Other financing activities	(62)	(29)	123
Net Cash Required By Financing Activities	(1,719)	(1,156)	(100)
Effect of exchange rate changes on cash	(78)	(107)	(44)
(Decrease) increase in cash and cash equivalents	(759)	461	641
Cash and cash equivalents, beginning of year	2,035	1,574	933
Cash and cash equivalents, end of year	$ 1,276	$ 2,035	$ 1,574
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 247	$ 358	$ 386
Income taxes	$ 428	$ 716	$ 494

The accompanying notes are an integral part of the consolidated financial statements.

On November 28, 2001, Pharmacia Corporation ("Pharmacia" or "the company") announced a plan to spin-off its Monsanto agricultural subsidiary. Under the plan, Pharmacia plans to distribute its entire ownership of Monsanto stock to its shareholders by means of a tax-free dividend during the fourth quarter of 2002.

As such, the results of operations and net assets of Monsanto will be reported as discontinued operations in one line in the consolidated statements of earnings and balance sheets. Similar adjustments were made to the consolidated statements of cash flows.

To avoid confusion throughout this document, "former Monsanto" will be used to refer to the pre-merger operations of the former Monsanto Company and "Monsanto" will refer to the agricultural subsidiary.

In the notes that follow, all dollar amounts are stated in millions except per-share data. Per-share amounts are presented on a diluted, after-tax basis. Trademarks are in italics.

1 Significant Accounting Policies and Other

Basis of Presentation

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 2001 have been taken into consideration in preparing the financial statements. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries where control exists. Except for certain transactions with Monsanto, all material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates that are not majority owned, or where Pharmacia does not exercise control, are reported using the equity method and are recorded in other noncurrent assets. Gains and losses resulting from the issuance of subsidiaries' stock are recognized in shareholders' equity.

Currency Translation

With limited exceptions based on specific facts and circumstances, results of operations other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. Where right of return exists, revenues are reduced at the time of sale to reflect expected returns that are estimated based on historical experience. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the company has no further performance obligations. The company records costs that represent estimated returns, rebates and sales incentives as reductions of revenues at the time of the sale or transaction, based on historical experience. Nonrefundable upfront payments from promotion partners are deferred and recognized over the life of the agreement. Such arrangements are evaluated on a contract-by-contract basis.

Cash Equivalents

The company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

Investments

The company has investments in debt securities that are classified in the consolidated balance sheets as short-term (restricted bank deposits and securities that mature in more than 91 days but not more than one year and securities with maturities beyond one year which management intends to sell within one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments. Investments are further categorized as being available-for-sale or held-to-maturity. Investments categorized as available-for-sale are marked to market based on quoted market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other comprehensive income (OCI) in shareholders' equity until realized. Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature. When a decline in market value is deemed to be other than temporary, the reduction in the carrying value of the investment is charged to expense.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for most U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

Properties
Property, plant and equipment, including renewals and improvements, are recorded at acquisition cost. Depreciation is principally computed on the straight-line method for financial reporting purposes using weighted average asset lives for each classification, while accelerated methods are used for income tax purposes where permitted. Purchased and internally-developed computer software is capitalized and amortized over the software's useful life. Maintenance and repair costs are charged to earnings as incurred. Upon retirement or other disposition of property, any gain or loss is included in earnings.

Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair market value or expected cash flows at an appropriate discount rate, if fair market value is not readily determinable.

Goodwill and Other Intangibles
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired and is presented net of accumulated amortization. Amortization of goodwill is recorded on a straight-line basis over various periods not exceeding 40 years. The company assesses the recoverability of goodwill and other intangible assets when events or changes in circumstances indicate that the carrying amount may be impaired. If an impairment indicator exists, an estimate of future cash flows is developed and compared to the carrying amount of the goodwill or other intangible assets. If the expected undiscounted cash flows are less than the carrying amount of the goodwill or other intangible assets, an impairment loss is recognized for the difference between the carrying amount of the goodwill or other intangible assets and discounted cash flows.

Rights acquired under patent are reported at acquisition cost. Amortization is calculated on a straight-line basis over the remaining legal lives of the patents. Other intangible assets are amortized over the useful lives of those assets.

Product Liability
The company is self-insured for product liability exposures up to reasonable risk retention levels where excess coverages have been obtained. For product liability claims that have been incurred, liability calculations take into account such factors as specific claim amounts, past experience with such claims, number of claims reported and estimates of claims incurred but not yet reported. In addition to this base level of reserves, individually significant contingent losses are accrued for in compliance with applicable guidance. Product liability accruals are not reduced for expected insurance recoveries.

Research and Development
Research and development (R&D) expenses are fully charged to the consolidated statements of earnings when incurred. The company considers that regulatory and other uncertainties inherent in the research and development of new products preclude it from capitalizing such costs. This treatment includes upfront and milestone payments made to third parties in connection with R&D collaborations. Acquired projects that have achieved technological feasibility, signified by U.S. Food & Drug Administration (FDA) or comparable regulatory body approval, are capitalized because it is probable that the costs will give rise to future economic benefits. Laboratory buildings and equipment with alternative uses are included in tangible fixed assets and depreciated over their estimated useful lives.

Advertising
Costs associated with advertising are expensed in the year the related advertisement is first used and these costs are included in selling, general and administrative expenses. Advertising expense totaled approximately $1,192 in 2001, $1,138 in 2000 and $1,049 in 1999.

Income Taxes
The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The company records deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries. In addition, the company believes that the accrued tax liability was adequate for all years.

Environmental Remediation Liabilities
The company accrues for environmental remediation liabilities when they are probable and reasonably estimable based on current law and existing technologies. The accruals are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value. Accruals for environmental liabilities are classified in the consolidated balance sheets primarily as other noncurrent liabilities.

Stock-Based Compensation
Employee stock options are accounted for pursuant to Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The exercise price of stock options granted equals the market price on the date of grant. Accordingly, there is no expense recorded in connection with the grant of stock options.

Derivatives and Hedging

The company recognizes all derivative instruments on the balance sheet at their fair value. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge (including foreign currency fair-value hedges), along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a cash flow hedge (including foreign currency cash flow hedges), are recorded in OCI until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness is included in current-period earnings. If derivatives are used as a hedge of a net investment in a foreign operation, the changes in the derivative's fair value, to the extent that the derivatives are effective as a hedge, are recorded in the cumulative translation adjustment account within OCI. In certain circumstances, the company enters into derivative contracts and does not designate them as fair value or cash flow hedges. This would be the case where the instrument serves as a natural hedge of an existing asset or liability. The company does not hold any instruments for trading purposes.

Reclassifications

Certain reclassifications have been made to conform prior periods' data to the current presentation.

2 New Accounting Standards and Changes in Accounting Principle

Asset Impairments

On January 1, 2002, Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets, became effective. For long-lived assets to be held and used, the new rules are similar to previous guidance which required the recognition of an impairment when the undiscounted cash flows will not recover its carrying amount. The impairment to be recognized will continue to be measured as the difference between the carrying amount and fair value of the asset. The computation of fair value now removes goodwill from consideration and incorporates a probability-weighted cash flow estimation approach. The previous guidance provided in SFAS No. 121 is to be applied to assets that are to be disposed of by sale. Additionally, assets qualifying for discontinued operations treatment have been expanded beyond the former major line of business or class of customer approach. Long-lived assets to be disposed of by other than sale will now recognize impairment at the date of disposal, but will be considered assets to be held and used until that time. The company believes that there will not be a material impact on its consolidated financial statements due to the adoption of these rules.

Asset Retirements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The company is currently evaluating the effects the new rules may have on its consolidated financial statements and expects to adopt SFAS No. 143 on January 1, 2003.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets," which the company will adopt as of January 1, 2002. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that they be tested annually for impairment or on an interim basis if indications of a possible impairment arise. In addition, SFAS No. 142 requires that reporting units be identified for purposes of assessing potential future impairments of goodwill, and remove the 40-year limitations on the amortization period of intangible assets that have finite lives.

The company is currently in the process of identifying its reporting units and amounts of goodwill, intangible assets, other assets and liabilities to be allocated to those reporting units. In addition, remaining useful lives of intangible assets are being evaluated with no material changes anticipated. The company has not yet determined the annual reduction in recorded amortization resulting from adoption of SFAS No. 142.

As of December 31, 2001, the company had $1.1 billion of goodwill recorded net of accumulated amortization. Annual amortization of goodwill was $103.

The company does not expect an impairment loss from the adoption of these rules related to its pharmaceutical operations. Goodwill related to equity investments and discontinued operations is currently under review for possible impairment. Although an impairment may exist, the amount of potential write-off has not been determined. It is anticipated that the second step of the impairment test, which identifies the amount of impairment, will be completed within the first half of 2002.

Business Combinations

On July 1, 2001, SFAS No. 141, "Business Combinations," became effective. The new standard requires that the purchase method of accounting be used for all business combinations after June 30, 2001. The use of the pooling of interests method is now prohibited. There was no impact on the company's consolidated financial statements due to the adoption of these rules.

Derivative Instruments and Hedging

On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments. This statement requires companies to record derivatives on the balance sheet as assets and liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Gains and losses on nonhedging instruments attributable to changes in the fair value are recorded in earnings. If elected and qualified, special hedge accounting is available whereby gains and losses on derivatives and certain other instruments can be offset or recorded in shareholders' equity.

In accordance with the transition provisions of SFAS No. 133, the company recorded a net-of-tax cumulative effect adjustment in earnings as of January 1, 2001 for approximately a $1 gain. This amount is comprised of the excluded component of instruments previously designated in cash flow hedges and other changes in recorded basis to bring derivatives to fair value, both of which were less than $1 on an individual basis. Also included in the $1 gain were offsetting adjustments to the carrying value of a hedged item and the hedging derivative for a fair value hedge each in the amount of $19. A similar cumulative effect adjustment in the amount of $3 (net of tax) has been made on the balance sheet to OCI. This amount reflects the deferred amount of derivative instruments previously designated in cash flow hedges.

Upon adopting SFAS No. 133, the company elected to reclassify $52 of held-to-maturity securities as available-for-sale securities. The unrealized gain associated with the reclassification was not material and is recorded in OCI. Under the provisions of SFAS No. 133, such a reclassification does not call into question the company's intent to hold current or future debt securities until their maturity.

Revenue Recognition

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 provides guidance related to revenue recognition. SAB 101 allows companies to report any changes in revenue recognition related to adopting its provisions as an accounting change at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes."

In connection with SAB 101, the company recorded a cumulative effect of a change in accounting principle, effective January 1, 2000, in the after-tax amount of $198 (net of taxes of $108). This amount primarily relates to certain nonrefundable payments received from promotion partners that were recognized in earnings in prior years as well as certain agricultural revenues from biotechnology traits sold by third-party seed companies. Payments received in 1996 and 1998 from promotion partners comprised the majority of the adjustment. These payments are now deferred and are being amortized over the terms of the underlying agreements. Amortization of these deferred amounts related to continuing businesses during 2001 and 2000 was $29 and $22, respectively.

Included in the $198 cumulative catch-up adjustment was $26 (net of taxes of $16) recognized by Monsanto related to biotechnology traits sales. The adoption of SAB 101 affected the company's method of recognition of traits sold through competitor seed companies. Monsanto's previous practice was to recognize the licensee revenue when the third-party seed company sold the seed into the distribution system.

The company recorded a cumulative effect of a change in accounting principle, effective January 1, 1999, for revenue recognized in 1998 related to the sales of marketing rights. The effect on earnings in 1999 was an after-tax loss of $20, net of taxes of $12.

Pro forma net earnings is presented below with the related earnings-per-share amounts for 2000 and 1999 and assumes the accounting change relating to revenue recognition was made retroactively.

December 31,	*2000*	*1999*
Net earnings	$ 915	$ 1,386
Basic net earnings per share	$ .71	$ 1.10
Diluted net earnings per share	.69	1.08

3 Merger and Restructuring Charges

The company recorded merger and restructuring charges of $673, $975 and $33 during 2001, 2000 and 1999, respectively. All of these charges were recorded on the merger and restructuring line of the consolidated statements of earnings.

During 2000, the former Monsanto Company and Pharmacia & Upjohn (P&U) merged to form Pharmacia Corporation. As a result of that merger, there were many duplicate functions and locations, particularly in the prescription pharmaceutical segment and corporate functions. The company began a restructuring in order to integrate the two companies, eliminate duplicate positions and facilities and create a consolidated headquarters in New Jersey.

The board of directors approved a comprehensive integration and restructuring plan in the spring of 2000. Due to the comprehensive nature of this restructuring, the timelines for the various plans were expected to occur over multiple years and the related restructuring charges also were intended to be taken over three or four years. As of December 31, 2001, merger charges relating to this plan are essentially complete.

The $673 reported merger and restructuring charges in 2001 were comprised of the following:

- $340 to integrate the former Monsanto and P&U organizations is comprised of $139 of consulting fees for system and process integration, $52 relating to information technology integration projects, $26 of contract termination fees and employee relocation costs, $123 relating to other out-of-pocket merger costs such as travel, temporary payroll, incentives and other costs necessary to complete the merger.

- $79 relating to the formation and partial sale of Biovitrum AB (Biovitrum). The $79 is comprised of a noncash charge of $63 relating to asset write-downs and $16 of other related cash expenses. Biovitrum was established during the second quarter of 2001 as the result of the company's plan to exit its Sweden-based metabolic disease research activities, biopharmaceutical development unit and the company's plasma business. The company has partially divested of its ownership in Biovitrum and currently owns less than 20 percent.

- $225 associated with restructuring the prescription pharmaceuticals segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $144 relating to the separation of approximately 1,050 employees worldwide in R&D, manufacturing, marketing and administrative functions; $41 relating to asset write-downs resulting from duplicate computer equipment and facilities; $33 relating to contract and lease termination fees and $7 of other exit costs.

- $29, net, relating to consolidating corporate and administrative functions in the company's New Jersey headquarters and eliminating duplicate administrative positions and a reversal of $(25) of prior accruals due to lower separation payments than initially anticipated. This charge is comprised of $33 relating to the separation of approximately 240 employees primarily in corporate and administrative functions, $17 relating to asset write-downs of duplicate computer systems and leasehold improvements in duplicate facilities and $4 of contract and lease termination costs.

The aggregate merger and restructuring charges of $975 during 2000 were comprised of the following:

- $599 to integrate the former Monsanto and P&U organizations was comprised of $100 relating to investment bankers, $42 in connection with legal and SEC fees, $48 relating to consultant expense, $11 relating to employee moving and relocation costs, $166 of other merger costs necessary to integrate the two companies, and a noncash charge of $232. This noncash charge related to certain employee stock options that were re-priced in conjunction with the merger pursuant to change-of-control provisions. Pursuant to the terms of these "premium options," at consummation of the merger, the original above-market exercise price was reduced to equal the fair market value on the date of grant.

- $241 associated with restructuring the prescription pharmaceutical segment as a result of combining G.D. Searle, the pharmaceutical business of the former Monsanto Company, and P&U operations worldwide. These actions resulted in duplicate facilities, computer systems and positions around the world. The charges consist of $165 relating to the separation of approximately 1,360 employees worldwide in R&D, manufacturing, marketing and administrative functions; $51 relating to asset write-downs resulting from duplicate computer systems and facilities; $22 relating to contract and lease terminations and $3 of other exit costs.

- $150 relating to consolidating corporate and administrative functions in New Jersey and eliminating duplicate administrative positions. This charge is comprised of $113 relating to the separation of approximately 210 employees in corporate and administrative functions and $37 relating to asset write-downs (duplicate computer systems and leasehold improvements in duplicate facilities) and lease termination fees and other exit costs.

- $(15) relating to the reversals of prior P&U restructuring reserves that resulted from higher than anticipated proceeds on asset sales and lower than anticipated separation payments.

Restructuring charges and spending associated with the current restructuring plans relating to the integration of the former P&U and Monsanto companies are as follows:

	Workforce Reductions	*Other Exit Costs*	*Total*
Balance January 1, 2000	$ —	$ —	$ —
Additions	278	26	304
Deductions	(119)	(16)	(135)
Balance December 31, 2000	159	10	169
Additions	177	37	214
Deductions	(221)	(37)	(258)
Balance December 31, 2001	$ 115	$ 10	$ 125

As of December 31, 2001, cash payments totaling $340 relating to the separation of approximately 2,660 employees have been paid and charged against the liability.

Additional restructuring charges are expected to be incurred during 2002 and 2003 as Pharmacia continues to streamline operations. Total remaining pretax charges from this plan are expected to be $50 to $75. The company expects to have fully implemented these actions by the end of 2003.

Prior Restructuring Plans of Former Companies

During 1999, $33 was recorded as total merger and restructuring expense for Pharmacia. The company recorded $54 in restructuring expense relating to the former P&U restructuring plan. This includes a $3 adjustment to the 1998 turnaround restructuring. Employee separation benefits included in the 1999 charge are for the elimination of positions in R&D of $26, corporate and administration of $18 and sales of $6. Project termination costs totaled $4 and asset write-downs totaled $3. The adjustment to the prior restructuring liabilities of $3 was attributable to lower than anticipated separation costs. In connection with the merger with Sugen, the company recorded $16 in merger transaction costs such as fees for investment bankers, attorneys, accountants and other merger related costs. In 1999, the former Monsanto recorded net reversals of $37 relating to restructuring liabilities established in 1998. These restructuring liabilities were reversed as a result of lower actual severance and facility shutdown costs than originally estimated. As of December 2001, all activities relating to the restructuring plans associated with the former Monsanto Company and former P&U plans have been substantially completed.

4 Other Comprehensive Income

Other comprehensive income for the company, including amounts from both continuing operations and Monsanto, includes four components: changes in currency translation adjustments, unrealized gains and losses on available-for-sale securities, changes in fair value of derivative instruments and minimum pension liability adjustments. The following table shows the changes in each OCI component. Reclassification adjustments represent items that are included in net earnings in the current period but previously were reported in OCI. To avoid double counting these items in comprehensive income, gains are subtracted from OCI, while losses are added.

For The Year Ended December 31, 2001	*Before Tax*	*Tax Expense or (Benefit)*	*Net of Tax*
Currency translation adjustments	$ (368)	$ —	$ (368)
Unrealized investment gains	51	(30)	81
Less: reclassification adjustments for gains realized in net earnings	62	22	40
Net unrealized investment (losses) gains	(11)	(52)	41
Minimum pension liability adjustments	(63)	(24)	(39)
Net unrealized hedging instrument gains	4	(2)	6
Other comprehensive (loss) income	$ (438)	$ (78)	$ (360)

For The Year Ended December 31, 2000	*Before Tax*	*Tax Expense or (Benefit)*	*Net of Tax*
Currency translation adjustments	$ (509)	$ —	$ (509)
Unrealized investment gains	154	61	93
Less: reclassification adjustments for gains realized in net earnings	33	11	22
Net unrealized investment gains	121	50	71
Minimum pension liability adjustments	21	12	9
Other comprehensive (loss) income	$ (367)	$ 62	$ (429)
For The Year Ended December 31, 1999			
Currency translation adjustments	$ (617)	$ —	$ (617)
Unrealized investment gains	32	7	25
Less: reclassification adjustments for gains realized in net earnings	21	7	14
Net unrealized investment gains	11	—	11
Minimum pension liability adjustments	(28)	(16)	(12)
Other comprehensive loss	$ (634)	$ (16)	$ (618)

5 Earnings Per Share

Basic earnings per share (EPS) is computed by dividing the earnings measure by the weighted average number of shares of common stock outstanding. Diluted EPS is computed assuming the exercise of stock options, conversion of preferred stock and the issuance of stock as incentive compensation to certain employees. Also in the diluted computation, earnings from continuing operations and net earnings are reduced by an incremental contribution to the Employee Stock Ownership Plan (ESOP). This contribution is the after-tax difference between the income the ESOP would have received in preferred stock dividends and the dividend on the common shares assumed to have been outstanding.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations:

Share amounts in millions *Years Ended December 31*	*2001 Basic*	*2001 Diluted*	*2000 Basic*	*2000 Diluted*	*1999 Basic*	*1999 Diluted*
EPS numerator:						
Earnings from continuing operations	$ 1,291	$ 1,291	$ 804	$ 804	$ 1,156	$ 1,156
Less: Preferred stock dividends, net of tax	(13)	—	(13)	—	(13)	—
Less: ESOP contribution, net of tax	—	(8)	—	(8)	—	(5)
Earnings from continuing operations available to common shareholders	$ 1,278	$ 1,283	$ 791	$ 796	$ 1,143	$ 1,151
EPS denominator:						
Average common shares outstanding	1,298	1,298	1,274	1,274	1,249	1,249
Effect of dilutive securities:						
Stock options and stock warrants	—	12	—	21	—	23
Convertible instruments and incentive compensation	—	12	—	12	—	12
Total shares	1,298	1,322	1,274	1,307	1,249	1,284
Earnings (loss) per share:						
Continuing operations	$ .98	$ .97	$ .62	$ .61	$ .92	$ .90
Discontinued operations	.18	.17	.14	.14	.17	.16
(Loss) gain on sale of discontinued operation	(.01)	(.01)	(.03)	(.03)	.03	.03
Extraordinary item	(.01)	(.01)	(.03)	(.03)	—	—
Cumulative effect of accounting change	—	—	(.15)	(.15)	(.02)	(.02)
Net earnings	$ 1.14	$ 1.12	$ .55	$ .54	$ 1.10	$ 1.07

The assumed conversion of stock options having an exercise price higher than the weighted average market price of the underlying shares is not taken into account in the diluted EPS computation as the effect would be antidilutive. For the years 2001, 2000 and 1999, the number of stock options so excluded were 34 million, 3 million and 55 million, respectively. Note that, if some or all of these stock options enter into future EPS computations due to rising share prices, the assumed use of option exercise proceeds to repurchase shares would mitigate the dilutive effect to some degree.

6 Discontinued Operations

Monsanto

On November 28, 2001, the Pharmacia board of directors approved a formal plan to distribute to Pharmacia shareholders the remaining outstanding shares held of Monsanto, the company's agricultural subsidiary, in a tax-free spin-off transaction. The spin-off will allow both Pharmacia and Monsanto to devote management time and efforts to the core strategies of each business. On October 23, 2000, there was an initial public offering (IPO) of a portion of Monsanto's shares. At the completion of the IPO, the company continued to own approximately 85 percent of Monsanto. Since that time, Monsanto has operated as a separate business and public registrant. Monsanto stock is currently traded on the New York Stock Exchange. The distribution of spin-off shares is planned to occur in the fourth quarter of 2002.

The results of operations, financial position and cash flows of Monsanto have been reclassified in the consolidated financial statements as discontinued operations. In the table that follows, sales of Monsanto reflect reported full year amounts for all periods presented. Income from discontinued operations has been reduced for amounts allocable to the minority interest. The company estimates that net income will be realized from Monsanto operations during the disposal period, net of seasonal net operating losses expected in the fourth quarter of 2002 and transaction costs. Income from the date of the decision to dispose of Monsanto through December 31, 2001 has been reduced to zero by a portion of the expected seasonal losses and transaction costs. Once the accumulated net income of Monsanto during the disposal period exceeds the anticipated seasonal net losses and transaction costs, future income will be recognized in discontinued operations as realized. Since the method of disposition of Monsanto is a spin-off of its shares to holders of Pharmacia stock, there will be no gain or loss on the transaction. There will be certain transaction costs, however, and for accounting purposes, the net results of operations of Monsanto for the period November 29, 2001 through to the actual disposal, net of minority interest and transaction costs, will be shown as gain on disposal.

Monsanto Company has assets and liabilities and generated revenues from operations in Argentina. On February 3, 2002, the new government in Argentina announced several reforms intended to stabilize the economic environment. The government's programs continue to evolve at a rapid pace. At this time, it is unclear what effect existing and new regulations and conditions might have on Monsanto's business in Argentina, although they could increase credit risk and have a material adverse effect on financial position, profitability and liquidity. Monsanto actively manages its financial interests and continues to monitor the situation. See Market and Credit Risk for additional discussion regarding Latin America.

On September 1, 2000, the company entered into a Transition Services Agreement with Monsanto Company, the company's agricultural subsidiary. Under the agreement, Pharmacia primarily provides information technology support for Monsanto while Monsanto provides certain administrative support services for Pharmacia. In addition, the two companies pay various payroll charges, taxes and travel costs that are associated with the business activities of the other. Pharmacia and Monsanto also rent research and office space from each other. Since the initiation of the agreement, each party has charged the other entity rent based on a percentage of occupancy multiplied by the cost to operate the facilities. At December 31, 2001 and 2000, the company had a receivable balance of $87 and $162 included within other current assets on the consolidated balance sheets, respectively. Similarly, a payable of $44 and $261 was recorded at December 31, 2001 and 2000, respectively. Balances for both years are largely associated with transactions related to the separation agreement.

Since the IPO closing date of October 23, 2000, Pharmacia Treasury Services AB, a wholly-owned subsidiary of Pharmacia, manages the loans and deposits of Monsanto. Interest rates and fees are comparable to the Commercial Paper (CP) rate and fees that Monsanto would have incurred with an independent CP dealer. Net interest income recorded by the company was $22 and $1 for the years ended December 31, 2001 and 2000, respectively.

As of December 31, 2001 and 2000, a related-party note receivable of $254 and $635 is separately stated on the company's consolidated balance sheets, respectively. Additionally, the company has recorded balances of $30 and $205 in short-term debt for December 31, 2001 and 2000, respectively. During 2000, Pharmacia assumed $2,200 of Monsanto's debt in partial exchange for equity in Monsanto. This was a noncash transaction reflected in the company's balance sheet.

Net Assets of Monsanto as of December 31,	*2001*	*2000*
Current assets	$ 4,797	$ 4,973
Noncurrent assets	6,676	6,957
Total assets	11,473	11,930
Current liabilities	2,367	2,756
Noncurrent liabilities	1,695	1,748
Total liabilities	4,062	4,504
Net assets of Monsanto before minority interest	7,411	7,426
Minority interest	1,095	1,084
Net assets of discontinued operations	$ 6,316	$ 6,342

Other

The majority of the $8 loss from discontinued operations recorded in 2001 consisted of legal costs in connection with the sale of the artificial sweeteners business. Other net sales and income from discontinued operations for 2000 represent the biogums, bulk aspartame, tabletop sweeteners and ORTHO lawn and garden businesses whereas 1999 also included the alginates business. Pharmacia completed the sale of the remaining former Monsanto Nutrition and Consumer Products businesses in 2000. As a result, there were no net assets from discontinued operation relating to these businesses as of December 31, 2001 or 2000. Other net sales and income from discontinued operations in 2000 include nine months of biogums, five months of bulk aspartame and two months of the tabletop sweeteners business and a settlement of litigation related to the ORTHO lawn and garden products business. Other net sales and income from discontinued operations in 1999 included the alginates, biogums, bulk aspartame and tabletop sweeteners, and one month of the ORTHO lawn and garden products business.

	2001		*2000*		*1999*	
For The Years Ended December 31	*Monsanto*	*Other*	*Monsanto*	*Other*	*Monsanto*	*Other*
Net sales	$ 5,462	$ —	$ 5,493	$ 350	$ 5,248	$ 980
Income (loss) from discontinued operations, before tax	364	(13)	341	(88)	263	150
Income tax expense (benefit)	135	(5)	161	(51)	113	58
Net income (loss) from discontinued operations	$ 229	$ (8)	$ 180	$ (37)	$ 150	$ 92*

**$57 was reported as income from discontinued operations and $35 was reported as gain on sale of discontinued operations.*

On September 29, 2000, Pharmacia completed the sale of the biogums business to a joint venture formed between Hercules, Inc. and Lehman Brothers Merchant Banking Partners II, L.P. for cash proceeds of $592. On March 17, 2000, Pharmacia completed the sale of the tabletop sweeteners business to Merisant Company for $570 in cash. On May 24, 2000, Pharmacia completed the sale of its sweetener ingredient business to J.W. Childs Equity Partners II, L.P. for $440 in cash proceeds. Also on May 24, 2000, Pharmacia completed the sale of equity interests in two European joint venture companies, NutraSweet A.G., and Euro-Aspartame S.A., to Ajinomoto Co., Inc. for $67 in cash proceeds.

In January 1999, the company completed the sale of the ORTHO lawn and garden products business and received proceeds of $340. On October 15, 1999, the company completed the sale of the alginates business to International Specialty Products. The company received proceeds of $40 from the sale.

On July 1, 1999, the company announced its intention to sell the artificial sweetener (bulk aspartame and tabletop sweeteners) and biogum businesses. The results of operations, financial position and cash flows of these businesses, and of the alginates and ORTHO lawn and garden products businesses, the divestitures of which were approved by the company's board of directors in 1998, had been reclassified as discontinued operations in 1999.

7 Income Taxes

The components of income (loss) from continuing operations before income taxes were:

Years Ended December 31,	*2001*	*2000*	*1999*
U.S.	$ (136)	$ (223)	$ 570
Non-U.S.	1,723	1,263	1,065
Earnings from continuing operations before income taxes	$ 1,587	$ 1,040	$ 1,635

The provision for income taxes from continuing operations included in the consolidated statements of earnings consisted of:

Years Ended December 31,	*2001*	*2000*	*1999*
Current provision			
U.S.	$ 346	$ 281	$ 197
Non-U.S.	374	331	341
Total current provision	720	612	538
Deferred provision			
U.S.	(325)	(398)	(33)
Non-U.S.	(99)	22	(26)
Total deferred provision	(424)	(376)	(59)
Provision for income taxes	$ 296	$ 236	$ 479

Differences between the company's effective tax rate and the U.S. statutory tax rate on earnings from continuing operations were as follows:

Percent of Pretax Income	*2001*	*2000*	*1999*
Statutory tax rate	35.0%	35.0%	35.0%
Lower rates in other jurisdictions, net	(11.2)	(8.9)	(1.6)
U.S. R&D tax credit	(2.7)	(4.1)	(2.0)
nondeductible goodwill	0.5	0.1	1.9
Merger-related costs	—	4.5	—
All other, net	(2.9)	(3.9)	(4.0)
Effective tax rate	18.7%	22.7%	29.3%

The lower rates in other jurisdictions are principally attributable to operations in jurisdictions subject to more favorable tax rates.

Deferred income taxes are in the consolidated balance sheets as follows:

December 31,	*2001 Assets*	*2001 Liabilities*	*2000 Assets*	*2000 Liabilities*
Components of deferred taxes were:				
Property, plant and equipment	$ —	$ 208	$ —	$ 326
Inventory	393	—	302	—
Compensation and retirement plans	410	—	371	—
Swedish tax deferrals	—	46	—	41
Tax loss and tax credit carryforwards	767	—	707	—
Environmental and product liabilities	43	—	46	—
Tax on unremitted earnings	—	40	—	82
Intangibles	—	—	20	—
All other	876	351	670	155
Subtotal	2,489	645	2,116	604
Valuation allowances	(23)		(157)	
Total deferred taxes	2,466	645	1,959	604
Net deferred tax assets	$ 1,821		$ 1,355	

As of December 31, 2001, Pharmacia had net operating loss carryforwards of approximately $177 which have various expiration dates through 2017, and tax credit carryforwards of $705, of which $522 have various expiration dates through 2021 and $183 have an unlimited life. As of December 31, 2001, Pharmacia has recorded valuation allowances of $23 against these carryforwards in jurisdictions where recovery of these carryforwards is uncertain. At December 31, 2001, undistributed earnings of subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were approximately $6,300.

Monsanto's operating results were included in the Pharmacia consolidated federal and state income tax returns for tax years 2001, 2000 and 1999. Effective September 1, 2000, Monsanto and Pharmacia entered into a tax sharing agreement. To the extent Monsanto's results are included in any Pharmacia income tax return, Monsanto, in general, is obligated to pay Pharmacia (or Pharmacia is obligated to pay Monsanto) the amount of taxes that would be due as if Monsanto had filed its own tax returns. As of December 31, 2001 and 2000, Monsanto had an amount due (receivable from) Pharmacia of $(9) and $12, respectively, related to income taxes payable.

8 Derivative Instruments and Hedging Activities

The company's activities expose it to a variety of market risks, including risks related to the effects of changes in foreign-currency exchange rates and interest rates. These financial exposures are monitored and managed by the company as an integral part of its overall risk-management program. The company's risk-management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on operating results and cash flows.

The company maintains a foreign-currency risk-management strategy that uses derivative instruments to protect cash flows from fluctuations that may arise from volatility in currency exchange rates. The company is exposed to this risk both on an intercompany and third-party basis. These movements affect cross-border transactions that involve sales and inventory purchases denominated in foreign currencies. Additionally, the company is exposed to foreign currency exchange risk for recognized assets and liabilities, royalties and net investments in subsidiaries, all of which are denominated in nonfunctional currencies of the holder. The company primarily uses foreign-currency forward-exchange contracts, swaps and options to hedge these risks. The aggregate net transaction losses recorded in the consolidated statements of earnings due to the remeasurement of nonfunctional currency denominated assets and liabilities, net of related hedging gains and losses, were $9 and $21 for the years ending December 31, 2001 and 2000, respectively.

The company maintains an interest rate risk-management strategy that uses derivative instruments to minimize significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in interest rates. The company's goals are to manage interest rate sensitivity of debt and lower, where possible, the cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the fair market value of the company's fixed-rate debt when the current interest rate is compared with the original cost of the borrowed funds.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, the company exposes itself to credit risk. Credit risk is the risk that the counterparty might fail to fulfill its performance obligations under the terms of the derivative contract. The company minimizes its credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties and limiting the amount of exposure to each.

Fair-Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts, which is calculated based on an agreed-upon notional amount.

For the year ended December 31, 2001, there was no ineffectiveness or excluded ineffectiveness related to the company's fair-value hedges.

Cash Flow Hedges

The company is exposed to currency exchange rate fluctuations related to certain intercompany and third-party transactions. The company purchases foreign-exchange options and forward-exchange contracts as hedges of anticipated sales and purchases denominated in foreign currencies. The company enters into these contracts to protect itself against the risk that the eventual cash flows will be adversely affected by changes in exchange rates.

The company uses foreign-currency exchange contracts to hedge the adverse effects that fluctuations in exchange rates may have on foreign-currency-denominated third-party and intercompany receivables and payables.

For the year ended December 31, 2001, the company recognized a net loss of $1 in the all other, net section of the consolidated statements of earnings, which represented the total excluded ineffectiveness of all cash flow hedges. Specifically, this represents the changes in the time-value of option contracts, which the company excludes from its hedge effectiveness evaluation. There was no ineffectiveness on the company's cash flow hedges.

As of December 31, 2001, $13 of pretax deferred gains (net of losses) on derivative instruments accumulated in OCI is expected to be reclassified as earnings during the next 12 months. Transactions and events that (1) are expected to occur over the next 12 months and (2) will necessitate reclassifying the derivative gains as earnings include actual sales and purchases of inventory. At December 31, 2001, the maximum term over which the company has hedged its exposures to the variability of cash flow (for all forecasted transactions, excluding interest payments on variable-rate debt) is 14 months.

Hedges of Net Investments in Foreign Operations

The company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The company uses both derivative and nonderivative financial instruments to hedge a part of this exposure and measures ineffectiveness of such hedges based upon the change in spot foreign exchange rates.

For the year ended December 31, 2001, $16 of gains was included in the company's cumulative translation adjustment. For the same period, the net loss recorded in earnings representing the amount of the hedge's excluded ineffectiveness was not material.

9 Financial Instruments

Financial Instrument Fair Values

The carrying amounts and estimated fair values of the company's financial instruments were as follows:

December 31	2001 Carrying Amount	2001 Fair Value	2000 Carrying Amount	2000 Fair Value
Financial assets:				
Short-term investments	$ 119	$ 119	$ 35	$ 35
Short-term notes receivable—Monsanto	254	254	635	635
Long-term investments	288	288	349	349
Forward/Option currency exchange contracts	13	13	(31)	(31)
Currency/Interest swaps	17	17	(1)	(1)
Interest rate swaps	12	12	—	—
Financial liabilities:				
Short-term debt	484	484	675	675
Short-term notes payable—Monsanto	30	30	205	205
Long-term debt	2,612	2,703	3,436	3,471
Guaranteed ESOP debt	$ 119	$ 129	$ 188	$ 241

Because their maturities are less than one year, fair value approximates carrying amount for cash and cash equivalents, short-term investments, amounts due to or from Monsanto, accounts receivable, short-term debt and accounts payable. Long-term and guaranteed ESOP debt is net of current maturities that are included in short-term debt. Fair values of derivative contracts, long-term investments, long-term debt and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or, where necessary, on discounted cash flows. The amount of debt valued using discounted cash flows had a fair market value of approximately $300 at December 31, 2001.

Because the contract amounts on derivative instruments are stated as notional amounts, the amounts disclosed above are not a direct measure of the exposure of the company through its use of derivatives. These contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure related to these instruments.

Credit Risk Management

In addition to market risk, trade receivables, cash deposits and interest-bearing investments potentially subject the company to credit risk. Wholesale distributors and large retail establishments account for a large portion of the company's trade receivables especially in the U.S. The company's top four customers in the U.S. account for 34 percent of total trade accounts receivable as is typical in the pharmaceutical industry. To minimize this risk, the company continuously monitors the creditworthiness of its customers and establishes credit limits in accordance with company policies. The company typically does not require collateral or other security to support trade receivables.

The company has operations in Latin America for which certain assets are exposed to additional credit risk due to the current uncertain economic environment. Pharmacia closely monitors assets that could be affected by credit risk and protects those assets in accordance with company policy.

The company invests excess cash in deposits with major banks throughout the world and in high quality short-term liquid debt instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. The company has not incurred credit risk losses related to these financial instruments.

10 Accounts Receivable and Inventories

The following table displays a roll-forward of allowances for doubtful trade accounts receivable for the three years ended December 31, 2001:

Balance January 1, 1999	$ 111
Additions—charged to expense	14
Deductions	(13)
Balance December 31, 1999	112
Additions—charged to expense	28
Deductions	(18)
Balance December 31, 2000	122
Additions—charged to expense	33
Deductions	(23)
Balance December 31, 2001	**$ 132**

Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $1,060 at December 31, 2001, and $823 at December 31, 2000.

December 31,	2001	2000
Estimated replacement cost (FIFO basis):		
Finished products	$ 202	$ 289
Raw materials, supplies and work in process	1,662	1,415
Inventories (FIFO basis)	1,864	1,704
Less reduction to LIFO cost	(180)	(185)
Inventories	$ 1,684	$ 1,519

11 Properties, Net

December 31,	2001	2000
Land	$ 119	$ 121
Buildings and improvements	2,567	2,458
Equipment	4,291	4,352
Construction in process	1,293	984
Less allowance for depreciation	(3,395)	(3,403)
Properties, net	$ 4,875	$ 4,512

12 Investments

December 31,	2001	2000
Short-term investments:		
Available-for-sale:		
Certificates of deposit	$ 101	$ 12
Corporate notes	10	—
U.S. Government obligations	4	1
Other	1	6
Total available-for-sale	116	19
Held-to-maturity	3	16
Total short-term investments	$ 119	$ 35

Amortized cost of short-term investments classified as available-for-sale approximates fair market value. Short-term investments classified as held-to-maturity consist primarily of Swedish treasury securities with amortized cost approximating fair market value.

		Unrealized		
Long-term Investments	Cost	Gains	(Losses)	Carrying Value
December 31, 2001				
Available-for-sale:				
Equity securities	$ 155	$ 139	$ (7)	$ 287
Other	1	—	—	1
Total available-for-sale	$ 156	$ 139	$ (7)	288
Total long-term investments				$ 288
December 31, 2000				
Available-for-sale:				
Equity securities	$ 194	$ 102	$ (1)	$ 295
Other	2	—	—	2
Total available-for-sale	$ 196	$ 102	$ (1)	297
Held-to-maturity				52
Total long-term investments				$ 349

The total of net unrealized gains, inclusive of Monsanto (net of deferred taxes), included in shareholders' equity amounted to $142 at December 31, 2001, compared to $101 at December 31, 2000.

The proceeds realized from the sale of available-for-sale debt securities were $43, $227 and $349 for 2001, 2000 and 1999, respectively. Profits realized on these sales are recorded as interest income. During 2001, 2000 and 1999, the proceeds realized from the sale of available-for-sale equity securities amounted to $81, $50 and $48, respectively. Profits realized on these sales are recorded in all other, net, in the consolidated statements of earnings. Based on original cost, gains of $56, $41 and $25 were realized on all sales of available-for-sale securities in 2001, 2000 and 1999, respectively.

There were no long-term investments held-to-maturity for the year ended December 31, 2001. The fair value and amortized cost, which were the same in 2000, consisted of $34, $15 and $3 and represented investments guaranteed by the U.S. government, corporate notes and debt instruments from the Commonwealth of Puerto Rico, respectively.

At December 31, 2001, the company recognized losses on certain equity security investments. The loss amounted to $40 and was due to the decline in the fair value of those equity securities that, in the opinion of management, was considered to be other than temporary. The loss is included in all other, net, in the consolidated statements of earnings.

13 Lines of Credit and Debt

The company has committed borrowing facilities amounting to $1,000 that were unused as of December 31, 2001. Expiration periods occur as follows: $500 in 2002 and $500 in 2004. The facilities exist largely to support commercial paper borrowings, which fluctuate based on working capital requirements. While there are no related compensating balances, the facilities are subject to various fees. The company also has uncommitted lines of credit amounting to $560 available with various U.S. and international banks, of which $40 was used at December 31, 2001. Guarantees, mainly in the form of letters of credit, were outstanding to support purchases from suppliers and amounted to $78 at December 31, 2001.

December 31,	2001	2000
Notes payable to banks	$ 166	$ 81
Commercial paper	160	—
Current maturities of long-term debt	118	567
Bank overdrafts	40	27
Total short-term debt	$ 484	$ 675

The weighted-average interest rate on short-term debt (excluding current maturities of long-term debt) for 2001, 2000 and 1999 was 6.4 percent, 12.5 percent and 6.8 percent, respectively. The fluctuation in rates over the three-year period was primarily attributable to the varied level of commercial paper borrowings, which carried traditionally lower rates as compared to the overall debt mix. Interest expense was $255, $182 and $139 for the years ended December 31, 2001, 2000 and 1999, respectively.

December 31,	2001	2000
6½% adjustable conversion-rate equity security units due 2003 (retired)	$ —	$ 700
6.6% debentures due 2028	667	697
5¾% notes due 2005	599	599
6½% debentures due 2018	498	498
5⅞% notes due 2008	199	199
6¾% debentures due 2027	199	199
Industrial revenue bond obligations, 7.2% average rate at December 31, 2000, due 2001 to 2028	155	164
Medium-term notes, 6.6% average rate at December 31, 2001, due 2002 to 2018	114	121
5.6% yen note due 2016	76	87
Other	105	172
Total long-term debt	$ 2,612	$ 3,436

Annual aggregate maturities of long-term debt during the next five years are: 2003–$25; 2004–$7; 2005–$664; 2006–$6 and 2007 and beyond–$1,910. The company has guaranteed two ESOP-related notes for original principal amounts of $275 (9.79 percent) and $80 (8.13 percent) with maturities ranging between 2002 and 2006. At December 31, 2001, the balance of the guarantees was $164 of which $45 was classified as current. Principal payments cause the recognition of compensation expense. Annual aggregate maturities of guaranteed debt through expiration are: 2003–$54; 2004–$61; 2005–$2 and 2006–$2.

During 2001 and 2000, the company had several retirements of debt. The costs associated with the retirements have been classified as extraordinary items on the company's consolidated statements of earnings. Through a private transaction completed in July 2001, the company retired debt related to the adjustable conversion-rate equity securities (ACES) in the principal amount of $700. Premium on the debt and other direct costs of $8 (net of taxes of $5) were incurred. During June 2001, the company retired certain debt obligations relating to one of the ESOPs. The principal amount of the debt was $24. Costs related to the transaction, including a premium to retire the debt and other direct costs were $4 (net of taxes of $2). In December 2000, the company repurchased certain long-term debt issues with a total principal amount of $362. The cost of this action was $32 (net of taxes of $20). The costs related to the tender are comprised of normal inducement premiums and professional and administrative fees.

14 Acquisitions and Divestitures

Acquisitions

During March 2001, the company completed the acquisition of Sensus Drug Development Corporation by purchasing the remaining 80.1 percent of its stock. The assets purchased were valued at $117, which includes $67 allocated to in-process research and development. Cash paid in connection with this purchase was $65 and included certain direct closing costs and is net of contractual holdback amounts.

Divestitures

In June 2001, a definitive agreement was signed to establish Biovitrum. Biovitrum consists of the company's Sweden-based metabolic disease research group, its related biopharmaceutical development unit and its blood fractionation business. The company initially retained ownership of approximately 35 percent of the new company. In early November 2001, the company further reduced its holdings in Biovitrum to 19 percent through additional sales of shares to outside investors. Details related to merger charges are discussed in Note 3–Merger and Restructuring Charges.

15 Commitments, Contingent Liabilities and Litigation

Future minimum payments under noncancellable operating leases, and unconditional purchase obligations at December 31, 2001 (approximately 87 percent real estate and 13 percent equipment and inventory purchases) are as follows: 2002–$140; 2003–$113; 2004–$94; 2005–$57; 2006–$83 and later years–$188. Capital asset spending committed for construction and equipment but unexpended at December 31, 2001, was approximately $767.

The consolidated balance sheets include accruals for estimated product, intellectual property and other litigation and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility referred to below and several sites that, under the Comprehensive Environmental Response, Compensation and Liability Act, are commonly known as Superfund sites. The company's ultimate liability in connection with Superfund sites depends on many factors, including the number of other responsible parties and their financial viability and the remediation methods and technology to be used. Actual costs to be incurred may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures.

Environmental Matters

With regard to the company's discontinued industrial chemical facility in North Haven, Connecticut, the company will be required to submit a corrective measures study report to the U.S. Environmental Protection Agency (EPA). It is reasonably possible that a material increase in accrued liabilities will be required. It is not possible, however, to estimate a range of potential losses. Accordingly, it is not possible to determine what, if any, additional exposure exists at this time.

Litigation Matters

The company has been a defendant, along with a number of other manufacturers and wholesalers, in several civil antitrust lawsuits, including a federal class action, brought by retail pharmacies alleging that the defendants violated the law by providing discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations that were not offered on equal terms to retail pharmacies. Pharmacia & Upjohn, a subsidiary of the company, settled the federal class action for $103, and G.D. Searle & Co., another subsidiary of the company, received a favorable verdict in the federal class action in 1999. State class action lawsuits seeking damages based on the same alleged conduct were filed in 14 states and the District of Columbia, all but one of which have been settled or dismissed. A number of the federal cases brought by plaintiffs who opted out of the federal class action are still pending.

The company and Pfizer, Inc. (Pfizer) are defendants in a lawsuit brought by the University of Rochester in Federal Court in New York alleging infringement of the University's U.S. patent by the sale and use of *Celebrex*. The University's patent has claims directed to a method of treating human patients by administering a selective COX-2 inhibitor. The case, which seeks injunctive relief and monetary damages, is tentatively scheduled for trial in September 2002.

The company is a defendant in a lawsuit brought by CP Kelco in Federal Court in Delaware seeking compensatory and punitive damages for alleged breach of contract, fraud and securities law violations arising out of the purchase of the company's Kelco biogums business in 2000 by Lehman Brothers Merchant Bank Partners II, L.P. (Lehman), which combined the company's Kelco biogums business with a business purchased from Hercules, Inc. to form CP Kelco. The company has asserted counterclaims against the plaintiff for the return of certain payments and specific performance of plaintiff's contractual obligation to provide severance benefits to certain employees of the company who were transferred to CP Kelco. The company has also asserted indemnification claims against Lehman and Hercules in a third-party complaint. The trial is tentatively scheduled for June 2002.

The company, G.D. Searle and Pfizer are defendants in a purported class action complaint filed in Federal Court in New Jersey seeking damages based on the claim that the defendants misrepresented and over-promoted *Celebrex* in violation of state law and misled and defrauded the FDA during the *Celebrex* approval process. The complaint seeks economic damages and claims no specific medical injury. The company, G.D. Searle and Pfizer were also sued in State Court in New Jersey by a purported class alleging the same set of facts and seeking the same relief as the federal case.

The company, Pfizer and Merck are defendants in a purported class action complaint filed in Federal Court in New York alleging medical concerns related to Vioxx and *Celebrex* and seeking reimbursement of the purchase price for the Vioxx and *Celebrex* used by the plaintiffs, medical expenses and attorneys' fees. The complaint also seeks revised labeling for the products, emergency notice to the class and a medical monitoring program funded by defendants.

Pursuant to the Separation Agreement between Monsanto and Pharmacia, Monsanto assumed and agreed to indemnify Pharmacia for liabilities primarily related to the agriculture business. Therefore, Pharmacia may remain the named party in certain legal proceedings, but Monsanto will manage the litigation, including indemnifying Pharmacia for costs, expenses and any judgments or settlements. In addition, Monsanto has assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Pharmacia's former chemical businesses, including any liabilities that Solutia Inc. has assumed from Pharmacia in connection with the spin-off of Solutia on September 1, 1997, to the extent Solutia fails to pay, perform or discharge these liabilities. This includes litigation and environmental liabilities assumed by Solutia, which are not discussed herein. See Note 6–Discontinued Operations.

With respect to the matters described above, the company cannot estimate a range of potential losses or what, if any, additional exposure exists at this time. The company believes it has valid defenses to these matters and intends to vigorously contest them.

The company is involved in other legal proceedings arising in the ordinary course of its business. While the results of litigation cannot be predicted with certainty, management's belief is that any potential remaining liability from such proceedings that might exceed amounts already accrued will not have a material adverse effect on the company's consolidated financial position, profitability or liquidity.

16 Shareholders' Equity

Preferred Stock

The Series B Convertible Perpetual Preferred Stock is held by one of the Employee Stock Ownership Trusts. The per-share stated value is $40,300.00 and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,725.5 shares of the company's common stock and has voting rights equal to 1,725.5 shares of common stock. The company may redeem the preferred stock at any time or upon termination of the ESOP at a minimum price of $40,300.00 per share. Dividends, if declared and at the rate of 6.25 percent, are cumulative, paid quarterly and charged against retained earnings.

Common Stock

The number of common shares outstanding at December 31, 2001, 2000 and 1999 was 1,298,450,000, 1,296,300,000 and 1,254,637,000, respectively. For the year ended December 31, 2001, Pharmacia declared dividends of $0.525 per share. For the year 2000, Pharmacia declared dividends of $0.36 and, individually, the former Monsanto Company and P&U, Inc. declared dividends of $0.015 and $0.25, respectively. Individually, the former Monsanto Company and P&U, Inc. declared dividends at a rate of $0.12 and

$1.08, respectively for 1999. Common stock dividends payable were $176 and $131 at December 31, 2001 and 2000, respectively.

Capital in Excess of Par Value

Amounts of paid-in capital that exceed the par value ($2.00 per share) of the company's common stock are recorded in this account. The tax benefit related to the exercise of certain stock options reduces income taxes payable and is reflected as capital in excess of par. Offsetting this is the difference between the cost of treasury shares and cash received for them, if any, when used to satisfy stock option exercises and other employee stock awards. Gains and losses related to the sale of stock by subsidiaries are also included in paid-in capital.

The company issued 16,467,500 shares of common stock in connection with the ACES, resulting in an increase to capital in excess of par value of $667.

ESOP-Related Accounts

Upon recognition of the company's guarantee of the debt of the ESOP trusts, offsetting amounts were recorded in shareholders' equity. As guaranteed debt is repaid, this amount diminishes correspondingly. In addition, the company has extended various loans to the ESOP trusts. The guarantees and the company loans constitute charges to shareholders' equity. Finally, to the extent the company recognizes expense more rapidly than the corresponding cash contributions are made to the preferred stock ESOP, this shareholders' equity balance is reduced.

Treasury Stock

The balances at December 31, 2001 and 2000 were $2,789 and $2,003, respectively, carried at cost. The corresponding shares associated with these balances were 186,354,000 in 2001 and 171,998,000 in 2000. The 14,356,000 increase in shares in 2001 reflects purchases under the $1 billion share repurchase program announced in September 2001 and expanded to $3 billion in November 2001.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income reflects the cumulative balance of currency translation adjustments, the adjustments of translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars; unrealized gains and losses on investments categorized as available-for-sale, net of deferred taxes; reclassifications of unrealized hedging instrument gains, net of deferred losses and taxes; and minimum pension liability adjustments, net of deferred tax.

Shareholder Rights Plan

Pursuant to the company's Shareholder Rights Plan dated December 19, 1999, as amended and restated as of February 20, 2001, if a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more of the company's outstanding common stock, the rights become exercisable. And, for every right held, the owner will be entitled to purchase one one-thousandth of a share of a Series A preferred stock for $250.00. If Pharmacia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $250.00, common shares of the acquiring company having a market value of $500.00. In addition, if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $250.00, a number of shares of the company's common stock having a market value of $500.00. At any time prior to the acquisition of such a 20 percent position, the company can redeem each right for $0.001. The board of directors also is authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2010.

17 Stock Compensation

The company has six stock option plans under which Pharmacia options are currently granted. The six plans all have similar terms. Options are granted for an exercise price equal to the market price of the company's stock on the dates of grant and generally have a maximum term of 10 years. Options granted prior to the 2000 merger were subject to varying vesting terms; however, all options became fully vested at the time of the merger as a result of change-of-control provisions, which were included in the original terms of the plans. Options granted since the merger primarily vest pro rata over three years. As of December 31, 2001, the number of shares available for grant under the six plans is approximately 82 million.

Information concerning option activity and balances follows:

	Weighted-Average Exercise Price Per Share	Number of Shares (000)
Balance outstanding, January 1, 1999	$ 34.51	129,045
Granted	46.86	17,950
Exercised	22.05	(11,527)
Expired/forfeited	46.80	(5,575)
Balance outstanding, December 31, 1999	36.79	129,893
Granted	38.92	14,483
Exercised	30.82	(43,574)
Expired/forfeited	51.31	(2,909)
Balance outstanding, December 31, 2000	39.33	97,893
Granted	**47.85**	**25,433**
Exercised	**28.66**	**(7,150)**
Expired/forfeited	**50.42**	**(4,399)**
Balance outstanding, December 31, 2001	**$ 41.52**	**111,777**

Composition of the December 31, 2001 balance: Options having a per-share exercise price of:	*Weighted-Average Remaining Life*	*Weighted-Average Exercise Price Per Share*	*Number of Shares (000)*
$ 0.51 — 19.99	2.09 years	$ 12.97	7,716
$20.00 — 29.99	4.32 years	26.82	9,536
$30.00 — 39.99	5.21 years	33.74	21,793
$40.00 — 49.99	8.29 years	46.12	42,027
$50.00 — 59.99	6.49 years	51.56	29,920
$60.00 — 75.00	7.26 years	72.53	785

As of December 31, 2001, 2000 and 1999, Pharmacia had exercisable options of 84,961,276, 94,174,000 and 65,889,000, respectively, with weighted-average exercise prices of $39.17, $38.60 and $27.78, respectively.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Pharmacia has elected to continue following the guidance of APB No. 25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with employees. In accordance with APB No. 25, no compensation cost has been recognized for the company's option plans. Had the determination of compensation cost for these plans been based on the fair market value at the grant dates of the awards under these plans, consistent with the method of SFAS No. 123, Pharmacia's earnings from continuing operations would have been reduced by approximately $90 or $.07 per share for 2001, $403 or $.31 per share for 2000 and $239 or $.19 per share for 1999. The change from 2000 to 2001 largely reflects a one-time noncash charge of $232 that is representative of the repricing of "premium" options at the consummation of the 2000 merger.

In computing the pro forma compensation expense, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999	
	Pharmacia	Pharmacia	P&U	Former Monsanto
Expected dividend yield	**1.13%**	1.00%	1.98%	0.34%
Expected volatility	**28.60%**	26.00%	24.80%	39.50%
Risk-free interest rate	**4.68%**	6.75%	6.64%	4.40%
Expected option lives (years)	**5.0**	5.0	5.0	4.1

18 Employee Stock Ownership Plans (ESOP)

The company operates two ESOPs that serve as the funding vehicles for certain employee savings plans. Pursuant to these plans, the company matches, in part, employee contributions. One plan utilizes common stock and the other, preferred stock of the company.

The common stock plan held approximately 6,100,000 shares of stock as of December 31, 2001. At its inception, the ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by the company and borrowing $50 from the company. In 2001, this plan was split between the company and its agricultural subsidiary based on employee census information. The company's retroactive portion of the original borrowing would have been approximately $23. In 2001, 387,083 shares were allocated to participants' savings accounts under the plan. An additional 148,803 shares were released in 2001 awaiting allocation to participants, leaving approximately 2,200,000 unallocated shares as of December 31, 2001. Shares held by the ESOP are considered outstanding for EPS calculations. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are used to repay the ESOP borrowings, which were $32 as of December 31, 2001. Common shares released during 2001 were 535,886 and approximately 571,437 and 879,461 for 2000 and 1999, respectively.

The preferred stock ESOP was created in 1989. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 2001, 2,793 preferred shares had been released and allocated; 438 shares were released but unallocated; and 3,168 shares remained unreleased, of which 240 shares are committed to be released. Preferred shares released during 2001, 2000 and 1999 were 542, 502 and 421, respectively. Eventual conversion of all preferred shares is assumed in the EPS computations.

Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to provide sufficient cash annually to the Trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding, loans and cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 2001, assets of the ESOP trust consisted primarily of $258 of Pharmacia Corporation Convertible Perpetual Preferred Stock.

Expense of the preferred stock ESOP is determined by a formula that apportions debt service to each year of the plan based on shares allocated to participants and deducts dividends paid on all preferred stock held by the trust.

ESOP expense represents a fringe benefit and, as such, it forms a part of payroll costs that comprise a portion of all functional expense captions in the consolidated statements of earnings.

Combined measures of the ESOP plans are presented in the table that follows. The years 2000 and 1999 have been restated to exclude the company's agricultural subsidiary's portion of the ending balances. Amounts have been approximated based on the employee census data used to split the plan.

Years Ended December 31	*2001*	*2000*	*1999*
Interest expense of ESOP Trust	$ 23	$ 27	$ 29
Dividend income of ESOP Trusts:			
Preferred	16	17	17
Common	3	2	1
Company contributions to ESOP Trusts	41	40	39
Company ESOP expense	40	30	28

19 Retirement Benefits

The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The company also provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits. The following tables summarize the changes in benefit obligations and plan assets during 2001 and 2000.

Change in Benefit Obligation	*Pension Benefits*		*Other Retirement Benefits*	
	2001	*2000*	*2001*	*2000*
Benefit obligation at beginning of year	$ 4,139	$ 3,968	$ 920	$ 848
Service cost	113	121	19	26
Interest cost	267	279	47	62
Benefits paid	(363)	(372)	(52)	(66)
Actuarial loss (gain)	55	136	(5)	42
Plan amendment and other adjustments	(69)	7	2	8
Benefit obligation transferred to Monsanto	(198)	—	(246)	—
Benefit obligation transferred from Monsanto	6	—	5	—
Benefit obligation at end of year	$ 3,950	$ 4,139	$ 690	$ 920

Change In Plan Assets	*2001*	*2000*	*2001*	*2000*
Fair value of plan assets at beginning of year	$ 3,571	$ 3,860	$ 227	$ 252
Actual return on plan assets	(246)	(8)	(18)	(25)
Employer contribution	76	74	49	63
Plan participant contributions	10	5	2	—
Benefits paid	(363)	(372)	(52)	(66)
Other adjustments	(5)	43		3
Currency exchange effects	(27)	(31)	—	—
Fair value of plan assets transferred to Monsanto	(131)	—	—	—
Fair value of plan assets transferred from Monsanto	2	—	—	—
Fair value of plan assets at end of year	$ 2,887	$ 3,571	$ 208	$ 227

At December 31,	*2001*	*2000*	*2001*	*2000*
Funded status	$ (1,063)	$ (568)	$ (482)	$ (693)
Unrecognized net losses (gains)	600	25	44	(24)
Unamortized net transition asset	(14)	(27)	—	—
Unrecognized prior service cost	93	117	(22)	(29)
Accrued liability	$ (384)	$ (453)	$ (460)	$ (746)

The company has a U.S. Monsanto Pension plan that benefits Monsanto and Pharmacia employees, and is currently in the process of separating this plan into Monsanto-only and Pharmacia-only sponsored plans. The estimated fair value of assets, projected benefit obligation, accumulated benefit obligation and net pension liabilities included in the preceding table and to be assumed by Monsanto as of January 1, 2002, were $981, $1,200, $1,100 and $125, respectively. In the preceding table, benefit obligations and the fair value of plan assets transferred to Monsanto in the beginning of 2001 represent the transferred portion of the Monsanto-sponsored plans that benefit Monsanto employees. Benefit obligations and the fair value of plan assets transferred to Pharmacia in the beginning of 2001 represent the portion of the Monsanto-sponsored plans that benefit Pharmacia employees.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were, $1,878, $927 and $511 as of December 31, 2001, and $654, $602 and $109 as of December 31, 2000, respectively.

At December 31,	Pension Benefits 2001	Pension Benefits 2000	Other Retirement Benefits 2001	Other Retirement Benefits 2000
Postretirement liabilities	$ (760)	$ (859)	$ (460)	$ (746)
Prepaid balances	215	262	—	—
Minimum pension liability offsets:				
Intangible assets	21	12	—	—
Shareholders' equity (pretax)	140	132	—	—
Accrued benefit cost	$ (384)	$ (453)	$ (460)	$ (746)

Components of Net Periodic Benefit Cost:	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Retirement Benefits 2001	Other Retirement Benefits 2000	Other Retirement Benefits 1999
Service cost	$ 113	$ 121	$ 124	$ 19	$ 26	$ 26
Interest cost	267	279	264	47	62	55
Expected return on plan assets	(304)	(304)	(320)	(21)	(24)	(20)
Amortization of transition amount	(9)	(17)	(8)	—	—	—
Amortization of prior service cost	15	16	4	(3)	(5)	(3)
Recognized actuarial (gain) loss	(9)	1	52	(1)	(10)	11
Net periodic benefit cost	73	96	116	41	49	69
Settlement/curtailment loss	—	9	3	—	—	—
Net benefit cost	$ 73	$ 105	$ 119	$ 41	$ 49	$ 69

Weighted-Average Assumptions as of December 31,	2001	2000	1999
Discount rate	6.94%	7.23%	7.43%
Salary growth rate	4.00-4.25	4.00-4.50	3.67-4.50
Return on plan assets	9.49	9.39	9.51
Health care cost rate, initially	10.25-10.50	5.25-5.50	5.25-5.62
Trending down to	5.00-5.25	5.00-5.25	5.00-5.25

The assumption concerning health care cost trend rate has a significant effect on the amounts reported. Increasing the rate by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 2001 by $60 and the total of service and interest cost components of net postretirement benefit cost for the year by $7. Conversely, decreasing the rate by one percentage point in each year would decrease the postretirement benefit obligation as of December 31, 2001 by $53 and the total of service and interest cost components of net postretirement benefit cost for the year by $6.

The company has recorded an additional minimum liability of $161 for underfunded plans at December 31, 2001. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional liability is offset by an intangible asset of $21 to the extent of previously unrecognized prior service cost. The remaining amount of $140, when combined with Monsanto-only data and tax-effected, yields a charge to accumulated other comprehensive income of $96.

20 Segment Information

The company's core business is the development, manufacture and sale of pharmaceutical products. Prescription pharmaceuticals is the company's only reportable segment and includes primary care, hospital care, cancer care, ophthalmology and endocrine care products.

The company also operates several business units that do not constitute reportable business segments. These operating units include consumer health care, animal health, diagnostics and contract manufacturing and bulk pharmaceutical chemicals. Due to the size of these operating segments, they have been grouped into the other pharmaceuticals category.

The accounting policies of all of the company's businesses are the same as those outlined in the summary of significant accounting policies. Corporate amounts represent general and administrative expenses of corporate support functions, restructuring charges and other corporate items such as litigation accruals, merger costs and nonoperating income and expense. Certain goodwill and intangible assets and associated amortization are not allocated to segments.

The following tables show revenues and earnings by category and reconciling items necessary to total to the amounts reported in the consolidated financial statements. Information about segment interest income and expense, and income taxes is not provided on a segment level as the segments are reviewed based on earnings before interest and income taxes (EBIT). There are no inter-category revenues. Long-lived assets are not allocated to categories and accordingly, depreciation is not available.

Segments for year ended December 31, 2001:

	Prescription	*Other*	*Corporate*	*Total*
Sales	$ 11,970	$ 1,867	$ —	$ 13,837
Earnings from equity affiliates	—	1	3	4
Amortization	76	10	76	162
EBIT*	2,617	403	(1,288)	1,732
Interest expense, net				145
Earnings before taxes				$ 1,587

Segments for year ended December 31, 2000:

	Prescription	*Other*	*Corporate*	*Total*
Sales	$ 10,824	$ 1,827	$ —	$ 12,651
Earnings from equity affiliates	—	12	24	36
Amortization	62	8	82	152
EBIT*	2,087	373	(1,362)	1,098
Interest expense, net				58
Earnings before taxes				$ 1,040

Segments for year ended December 31, 1999:

	Prescription	*Other*	*Corporate*	*Total*
Sales	$ 9,255	$ 1,922	$ —	$ 11,177
Earnings from equity affiliates	—	34	(12)	22
Amortization	73	9	80	162
EBIT*	1,771	427	$ (508)	1,690
Interest expense, net				55
Earnings before taxes				$ 1,635

**EBIT is presented here to provide additional information about the company's operations. This item should be considered in addition to, but not as a substitute for or superior to, net earnings, cash flow or other measures of financial performance prepared in accordance with generally accepted accounting principles. Determination of EBIT may vary from company to company.*

The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, wholesalers and other distributors. Although the majority of the company's customers contribute individually immaterial amounts of sales volume, two U.S. wholesalers individually constitute more than 10 percent of the company's total sales (combined 22 percent).

The 20 top selling products in 2001 represent approximately 70 percent of total sales with *Celebrex* accounting for 23 percent of total sales. No other product constitutes 10 percent or more of total sales. The following table shows the company's sales geographically:

Geographic sales for years ended December 31	*2001*	*2000*	*1999*
Sales to customers in:			
North America	$ 8,251	$ 7,315	$ 5,988
Europe/Africa	3,441	3,144	3,266
Asia Pacific	1,530	1,574	1,402
Latin America	615	618	521
Total Sales	$ 13,837	$ 12,651	$ 11,177

Long-lived assets include property, plant and equipment, goodwill and other intangibles, all net of depreciation or amortization.

Long-lived assets, December 31	*2001*	*2000*
North America	$ 4,121	$ 3,638
Europe/Africa	1,909	2,152
Asia Pacific	194	174
Latin America	154	201
Total long-lived assets	$ 6,378	$ 6,165

Dollar amounts in millions, except per-share data *2001 (Unaudited)*	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
Net sales	$ 3,210	$ 3,413	$ 3,530	$ 3,684
Gross profit	2,468	2,676	2,827	2,917
Earnings before extraordinary item and cumulative effect of accounting change	249	749	428	86
Net earnings	250	737	428	86
Basic earnings per share–earnings before extraordinary item and cumulative effect of accounting change	$ .19	$ .58	$ .32	$ .06
Diluted earnings per share–earnings before extraordinary item and cumulative effect of accounting change	.19	.56	.32	.06
Basic earnings per share–net earnings	.19	.57	.32	.06
Diluted earnings per share–net earnings	.19	.55	.32	.06
Market price:				
High	$ 60.00	$ 52.26	$ 46.95	$ 46.61
Low	44.00	45.10	37.60	38.39

2000 (Unaudited)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
Net sales	$ 2,851	$ 3,180	$ 3,283	$ 3,337
Gross profit	2,135	2,468	2,537	2,625
Earnings before extraordinary item and cumulative effect of accounting change	27	479	252	189
Net (loss) earnings	(171)	479	252	157
Basic earnings per share–earnings before extraordinary item and cumulative effect of accounting change	$ .01	$ .38	$ .20	$ .14
Diluted earnings per share–earnings before extraordinary item and cumulative effect of accounting change	.01	.37	.19	.14
Basic (loss) earnings per share–net earnings	(.14)	.38	.20	.11
Diluted (loss) earnings per share–net earnings	(.14)	.37	.19	.11
Market price[1]:				
High	$ 51.50	$ 59.75	$ 60.19	$ 61.00
Low	34.25	48.94	52.00	50.75

[1] *First quarter 2000 calculated on a pre-merger basis.*

The quarterly data as presented above for years 2001 and 2000 exclude results for Monsanto whose sales and expenses are netted and reported as income from discontinued operations net of taxes on the consolidated statements of earnings. On a quarterly basis, Monsanto net sales and gross profit for 2001 were: first quarter $1,306 and $607; second quarter $2,011 and $1,189; third quarter $936 and $384; fourth quarter $1,209 and $465.

Monsanto net sales and gross profit by quarter for 2000 were: first quarter $1,321 and $633; second quarter $2,007 and $1,206; third quarter $1,006 and $457; fourth quarter $1,159 and $427, respectively.

Six-Year Summary of Financial Information

Dollar amounts in millions, except per-share data *Years Ended December 31,*	2001	2000	1999	1998	1997	1996
Operating Results						
Net sales	**$ 13,837**	$ 12,651	$ 11,177	$ 9,289	$ 8,907	$ 9,138
Cost of product sold	**2,949**	2,886	2,763	2,855	2,715	2,764
Research and development	**2,263**	2,165	2,120	1,640	1,735	1,661
Selling, general and administrative	**6,034**	5,486	4,637	3,740	3,671	3,421
Amortization of goodwill	**103**	115	120	156	114	123
Merger and restructuring	**673**	975	33	151	316	754
All other, net	**83**	(74)	(186)	(222)	(206)	(167)
Earnings from continuing operations before interest and taxes	**1,732**	1,098	1,690	969	562	582
Interest expense (income), net	**145**	58	55	17	1	(61)
Earnings from continuing operations before income taxes	**1,587**	1,040	1,635	952	561	643
Provision for income taxes	**296**	236	479	346	202	124
Earnings from continuing operations	**1,291**	804	1,156	606	359	519
Discontinued operations, net of tax	**221**	143	242	(244)	352	425
Earnings before extraordinary items and cumulative effect of accounting change	**1,512**	947	1,398	362	711	944
Extraordinary items, net of tax	**(12)**	(32)	—	—	—	—
Cumulative effect of accounting change, net of tax	**1**	(198)	(20)	—	—	—
Net earnings	**1,501**	717	1,378	362	711	944
Dividends on preferred stock, net of tax	**13**	13	13	13	13	13
Net earnings on common stock	**$ 1,488**	$ 704	$ 1,365	$ 349	$ 698	$ 931
Net earnings per common share–diluted	**$ 1.12**	$ 0.54	$ 1.07	$ 0.28	$ 0.57	$ 0.77
Financial Position						
Cash and cash equivalents	**$ 1,276**	$ 2,035	$ 1,574	$ 933	$ 896	$ 747
Short-term investments	**119**	35	138	384	616	728
Trade accounts receivable, less allowance	**2,434**	2,510	2,103	1,497	1,331	1,938
Inventories	**1,684**	1,519	1,465	1,354	1,180	1,204
Other	**2,153**	2,139	1,375	1,808	1,525	1,363
Current assets	**7,666**	8,238	6,655	5,976	5,548	5,980
Properties, net	**4,875**	4,512	4,606	4,407	4,135	4,235
Goodwill and other intangibles, net	**1,503**	1,653	1,780	1,957	1,946	2,207
Other noncurrent assets	**2,017**	2,032	1,495	1,550	2,113	1,289
Net assets of discontinued operations	**6,316**	6,342	6,202	6,050	4,491	4,723
Total assets	**$ 22,377**	$ 22,777	$ 20,738	$ 19,940	$ 18,233	$ 18,434
Short-term debt, including current maturities of long-term debt	**$ 484**	$ 675	$ 1,903	$ 1,080	$ 1,738	$ 889
Other current liabilities	**4,519**	4,391	3,567	3,706	2,852	2,889
Long-term debt and ESOP debt	**2,731**	3,624	1,958	2,384	1,630	2,431
Other noncurrent liabilities	**2,253**	2,166	2,399	2,211	2,335	2,209
Shareholders' equity	**12,390**	11,921	10,911	10,559	9,678	10,016
Total liabilities and shareholders' equity	**$ 22,377**	$ 22,777	$ 20,738	$ 19,940	$ 18,233	$ 18,434

Directors and Senior Management*

Board of Directors

Frank C. Carlucci
Chairman,
The Carlyle Group
(Merchant banking)

M. Kathryn Eickhoff
President,
Eickhoff Economics Incorporated
(Economic consulting)

Fred Hassan
Chairman &
Chief Executive Officer,
Pharmacia Corporation

Michael Kantor
Partner,
Mayer, Brown & Platt
(Law firm)

Gwendolyn S. King
President,
Podium Prose
(Speakers bureau)

Philip Leder, M.D.
Chairman, Department of Genetics, Harvard Medical School and Senior Investigator, Howard Hughes Medical Institute

R. L. Berthold Lindqvist
Retired President &
Chief Executive Officer,
Gambro AB
(Medical technology)

Olof G. Lund
Chairman,
TietoEnator Corporation
(Information technology)

C. Steven McMillan
Chairman, President &
Chief Executive Officer,
Sara Lee Corporation
(Consumer goods)

William U. Parfet
Chairman &
Chief Executive Officer,
MPI Research Inc.
(Clinical and preclinical pharmaceutical testing)

Jacobus F. M. Peters
Retired Chairman of the Executive Board & Chief Executive Officer,
AEGON N.V.
(Insurance)

Ulla B. Reinius
President,
Finansfakta R. AB
(Corporate governance publishing and consulting)

William D. Ruckelshaus
Principal,
Madrona Investment Group L.L.C.
(Venture capital)

Bengt I. Samuelsson
Professor of Medical & Physiological Chemistry,
Karolinska Institutet
(Medical research)

Senior Management

Göran Ando, M.D. [1,2,3]
Executive Vice President & President,
Research & Development

Håkan Åström [1,2,3]
Senior Vice President,
Strategy & Corporate Affairs

Richard J. Bailey, Ph.D. [2]
Group Vice President,
Human Resources

Ken Banta [2]
Vice President,
Strategic Communications

Richard Collier [1,2,3]
Senior Vice President &
General Counsel

Christopher J. Coughlin [1,2,3]
Executive Vice President &
Chief Financial Officer

Carrie S. Cox [1,2,3]
Executive Vice President & President,
Global Prescription Business

Terry Crews [2]
Executive Vice President &
Chief Financial Officer,
Monsanto Company

Michael DuBois [2]
Senior Vice President,
Global Licensing

Robb Fraley [2]
Executive Vice President &
Chief Technology Officer,
Monsanto Company

Margriet Gabriel-Regis [2]
Group Vice President,
Hospital & Specialty Products

Hugh Grant [2]
Executive Vice President &
Chief Operating Officer,
Monsanto Company

Fred Hassan [1,2,3]
Chairman &
Chief Executive Officer

Leslie Hudson, Ph.D. [2]
Senior Vice President &
Head of Emerging Technologies

Apet Iskenderian [2]
Group Vice President & President,
Europe, Middle East & Africa

Thomas Koestler [2]
Senior Vice President,
Global Regulatory Affairs

John Landis [2]
Senior Vice President,
Preclinical Development

Demi Lappas [1,2]
Senior Vice President &
Chief Information Officer

Gabriel Leung [2]
Group Vice President,
Global Oncology

Robert Little [2]
Group Vice President,
Diversified Products, Global Pricing & Reimbursement

Nancy Lurker [2]
Group Vice President,
General Therapeutics II

Stephen P. MacMillan [1,2,3]
Sector Vice President,
Global Specialty Operations

Paul Matson [1,2]
Senior Vice President,
Human Resources

Ian McInnes, Ph.D. [1,2]
Senior Vice President,
Global Supply

John P. McKearn, Ph.D. [2]
Senior Vice President,
Discovery Research

Philip Needleman, Ph.D. [1,2,3]
Senior Executive Vice President,
Chief Scientific Officer &
Chairman,
Research & Development

Judith A. Reinsdorf [1]
Vice President &
Assistant Secretary

Timothy G. Rothwell [1,2,3]
Executive Vice President & President,
Global Prescription Business

Don Schmitz [1]
Vice President & Secretary

A.J. Shoultz [1]
Vice President,
Corporate Taxes

Mark S. Spiers [2]
Group Vice President & President,
North American Operations

Michael Tansey [2]
Senior Vice President,
Medical Development &
Chief Medical Officer

Robert G. Thompson [1,2]
Senior Vice President &
Corporate Controller

Alexandra van Horne [1]
Vice President & Treasurer

Richard B. Van Duyne [1,2]
Senior Vice President,
Business Development

Hendrik Verfaillie [1,2,3]
President &
Chief Executive Officer,
Monsanto Company

Neil Wolf [2]
Group Vice President,
General Therapeutics I

*as of March 1, 2002

[1] Corporate Officer
[2] Operations Committee
[3] Management Committee

Corporate Information

Annual Meeting
The annual meeting of shareholders of Pharmacia Corporation, a Delaware corporation, will be held at 1:00 p.m. Central time on Tuesday, April 30, 2002, at the University of Chicago, Gleacher Center, Chicago, Illinois.

Stock Trading Information
Pharmacia shares are listed on the New York Stock Exchange (ticker symbol: PHA) and the Stockholm Stock Exchange (ticker symbol: PHA). Monsanto shares are listed on the New York Stock Exchange (ticker symbol: MON).

Transfer Agent, Registrar, Dividend Disbursing Agent and Direct Stock Purchase Plan
Mellon Investor Services LLC

Regular Mail:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915

Registered or Overnight Mail:
Mellon Investor Services LLC
85 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660

Shareholder Account Questions/Information
Mellon Investor Services LLC
(888) 312-8333 *U.S.*
(201) 329-8660 *International*
or Account Access:
www.mellon-investor.com

Reports to the Securities and Exchange Commission, Investor Mailings and Latest News
For copies of the annual report, investor kits, 10-K and 10-Q filings and the latest company news releases please call: (877) 768-6973 or access Investor Information on our web site at www.pharmacia.com.

Independent Public Accountants
PricewaterhouseCoopers LLP
Florham Park, NJ

Investor Relations
Security analysts, investment professionals and shareholders should direct business-related inquiries to Pharmacia Investor Relations (888) 768-5501.

Trademarks
All product names appearing in type form different from that of the surrounding text are trademarks owned by, or licensed to, Pharmacia Corporation.

Ambien is a registered trademark of Sanofi~Synthélabo, Inc.

Camptosar is a registered trademark of Yakult Honsha Co., Ltd.

Pletal is a registered trademark of Otsuka America Pharmaceutical, Inc.

Vioxx is a registered trademark of Merck & Co., Inc.

Journalists
Call Pharmacia Public Affairs at (908) 901-8770.

Pharmacia on the Internet
Our home page is located at www.pharmacia.com

Corporate Headquarters
Pharmacia Corporation
100 Route 206 North
Peapack, NJ 07977
(908) 901-8000
(888) 768-5501

Pharmacia Corporation

100 Route 206 North
Peapack, New Jersey 07977 USA
www.pharmacia.com

Pharmacia Corporation is a top-tier global pharmaceutical company with a leading agricultural subsidiary. Through our innovative medicines, products and services, we save lives and enhance health and wellness. Pharmacia people work together with many diverse stakeholders to bring these benefits to people around the world, and to create new health solutions for the future.